As filed with the Securities and Exchange Commission on June 1, 2015

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REGISTRATION STATEMENT

UNDER

SCHEDULE B

OF

THE SECURITIES ACT OF 1933

United Mexican States

(Name of Registrant)

Name and Address of Authorized Representative in the United States:

Donald J. Puglisi

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

Copies to:

Nicolas Grabar Carmen A. Corrales Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006	Christopher L. Mann Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004

Approximate date of commencement of proposed sale to the public:

From time to time after this registration statement becomes effective.

The securities being registered are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933.

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Debt Securities and/or Warrants	U.S. $2,000,000,000	100%	U.S. $2,000,000,000	U.S. $232,400

(1)	Estimated solely for the purpose of calculating the registration fee.
(2)	Exclusive of accrued interest, if any.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to the provisions of Rule 429 under the Securities Act of 1933, the prospectuses contained herein also relate to debt securities or warrants having an aggregate principal amount of U.S. $690,410,547 or its equivalent in other currencies or currency units, registered under the Registrant’s registration statement No. 333-185462 under Schedule B and not previously sold in the United States. In the event that any previously registered debt securities are offered prior to the effective date of this registration statement, they will not be offered pursuant to any prospectus hereunder.

EXPLANATORY NOTE

This registration statement contains:

(1)	a prospectus, consisting of a cover page, numbered pages 2 through 19 and a back cover, relating to debt securities and/or warrants of the United Mexican States (“Mexico”). A maximum aggregate principal amount of U.S. $2,690,410,547 or its equivalent in other currencies or currency units of debt securities or warrants may be offered and sold in the United States on or after the date of this registration statement, and

(2)	a prospectus supplement, consisting of a cover page and numbered pages S-2 through S-36 and A-1 through A-6, relating to the possible offering by Mexico, after the effectiveness of the registration statement, of such debt securities as medium-term notes, series A, due nine months or more from date of issue, up to a maximum aggregate principal amount of U.S. $110,000,000,000 or its equivalent in other currencies or currency units. A maximum aggregate principal amount of U.S. $16,796,142,848 or its equivalent in other currencies or currency units of medium-term notes may be offered and sold on or after the date of this registration statement. In the event that any such medium-term notes are offered and sold in the United States, information concerning pricing and other matters will be included in one or more pricing supplements filed in accordance with the rules and regulations of the Securities and Exchange Commission (the “Commission”).

Mexico may increase or decrease the initial public offering price or purchase price of medium-term notes that may be offered pursuant to the prospectus supplement contained in this registration statement or otherwise modify the medium-term note program described therein. Upon any material change in the medium-term note program, Mexico will file an additional prospectus supplement or prospectus supplements describing such change in accordance with the rules and regulations of the Commission. Mexico may also offer additional debt securities in other series pursuant to the prospectus contained in this registration statement. Upon any public offering or sale of any such other series of debt securities covered by the prospectus, a prospectus supplement or supplements describing such series of debt securities and the particular terms of such offer or sale will be filed in accordance with the rules and regulations of the Commission.

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CROSS REFERENCE SHEET

Between Schedule B of the Securities Act of 1933 and the Prospectus

Schedule B Item	Heading in Prospectus

1.	Cover Page
2.	Use of Proceeds
3.	Description of the Securities*
4.	*
5.	*
6.	**
7.	Authorized Representative
8.	***
9.	***
10.	Plan of Distribution***
11.	****
12.	Validity of the Securities
13.	****
14.	****

*	Additional information to be included in Mexico’s annual report on Form 18-K filed or to be filed with the Commission, as amended from time to time and incorporated by reference herein.
**	Information to be provided from time to time by amendment to this registration statement or in any report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement.
***	Information to be provided from time to time in prospectus supplements and pricing supplements to be delivered in connection with the offering of debt securities and/or warrants.
****	Information included in Part II to this registration statement or as an exhibit hereto or to be provided from time to time by one or more amendments to this registration statement.

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PROSPECTUS SUPPLEMENT DATED     , 2015

(To Prospectus dated     , 2015)

United Mexican States

U.S. $110,000,000,000

Global Medium-Term Notes, Series A

Due Nine Months or More from Date of Issue

The following terms may apply to the notes, which Mexico may sell from time to time. Mexico may vary these terms and will provide the final terms for each offering of notes in a pricing supplement.

•

Mexico may sell notes having an aggregate principal amount, or initial offering price in the case of indexed notes and discount notes, of up to U.S. $110,000,000,000 or its equivalent in other currencies, U.S. $2,690,410,547 of which may be offered and sold in the United States

•	Fixed or floating interest rate. The floating interest rate formula may be based on:

•	Commercial Paper Rate

•	EURIBOR

•	Federal Funds Rate

•	LIBOR

•	May be issued as indexed notes or discount notes
•	May be subject to redemption at the option of Mexico or repayment at the option of the holder

•	Certificated or book-entry form

•	Registered form

•	In the case of dollar-denominated notes, issued in denominations of U.S. $2,000 and integral multiples of U.S. $1,000

•	Application will be made to list the notes issued under the program on the Luxembourg Stock Exchange and to have the notes traded on the Euro MTF market of the Luxembourg Stock Exchange

•	May be exchangeable into other debt securities of Mexico

•	May be sold with or without warrants to exchange the notes into other debt securities

See “Risk Factors” beginning on page S-8 to read about certain risks you should consider before investing in the notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

THE NOTES HAVE NOT BEEN AND WILL NOT BE REGISTERED WITH THE MEXICAN NATIONAL SECURITIES REGISTRY (REGISTRO NACIONAL DE VALORES), MAINTAINED BY THE MEXICAN NATIONAL BANKING AND SECURITIES COMMISSION (COMISIÓN NACIONAL BANCARIA Y DE VALORES, OR “CNBV”), AND THEREFORE, MAY NOT BE OFFERED OR SOLD PUBLICLY IN MEXICO. THE NOTES MAY BE OFFERED OR SOLD TO QUALIFIED AND INSTITUTIONAL INVESTORS IN MEXICO PURSUANT TO THE PRIVATE PLACEMENT EXEMPTION SET FORTH UNDER ARTICLE 8 OF THE MEXICAN SECURITIES MARKET LAW (LEY DEL MERCADO DE VALORES). AS REQUIRED UNDER THE MEXICAN SECURITIES MARKET LAW, MEXICO WILL GIVE NOTICE TO THE CNBV OF THE OFFERING OF THE NOTES UNDER THE TERMS SET FORTH HEREIN. SUCH NOTICE WILL BE SUBMITTED TO THE CNBV TO COMPLY WITH THE MEXICAN SECURITIES MARKET LAW AND FOR INFORMATIONAL PURPOSES ONLY. THE DELIVERY TO, AND THE RECEIPT BY, THE CNBV OF SUCH NOTICE, DOES NOT CERTIFY THE SOLVENCY OF MEXICO, THE INVESTMENT QUALITY OF THE NOTES, OR THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR IN THE PROSPECTUS IS ACCURATE OR COMPLETE. MEXICO HAS PREPARED THIS PROSPECTUS SUPPLEMENT AND IS SOLELY RESPONSIBLE FOR ITS CONTENT, AND THE CNBV HAS NOT REVIEWED OR AUTHORIZED SUCH CONTENT.

Barclays	BNP PARIBAS	BofA Merrill Lynch
Citigroup	Credit Suisse	Deutsche Bank Securities
Goldman, Sachs & Co.	HSBC	J.P. Morgan
Morgan Stanley		UBS Investment Bank

This prospectus supplement is dated     , 2015.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement supplements the accompanying prospectus dated         , 2015 relating to Mexico’s debt securities and warrants. If the information in this prospectus supplement differs from the information contained in the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should read this prospectus supplement along with the accompanying prospectus. Both documents contain information you should consider when making your investment decision. You should rely only on the information provided or incorporated by reference in this prospectus supplement and the accompanying prospectus. Mexico has not authorized anyone else to provide you with different information. Mexico and the agents are offering to sell the notes and seeking offers to buy the notes only in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of its date.

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and in the prospectus. It does not contain all the information that you should consider before investing in the notes. You should carefully read the pricing supplement relating to the terms and conditions of a particular issue of notes along with this entire prospectus supplement and the prospectus.

Issuer	The United Mexican States.

Selling Agents

Barclays Capital Inc.

Barclays Bank PLC

BNP Paribas Securities Corp.

BNP Paribas

Citigroup Global Markets Inc.

Citigroup Global Markets Limited

Credit Suisse Securities (USA)

    LLC

Credit Suisse Securities (Europe)

    Limited

Deutsche Bank Securities Inc.

Goldman, Sachs & Co.

Goldman Sachs International

HSBC Securities (USA) Inc.

HSBC Bank plc

J.P. Morgan Securities LLC

J.P. Morgan Securities plc

Merrill Lynch, Pierce, Fenner &

    Smith Incorporated

Merrill Lynch International

Morgan Stanley & Co. LLC

Morgan Stanley & Co.

    International plc

UBS Securities LLC

UBS Limited

Trustee	Deutsche Bank Trust Company Americas

Paying Agent	Deutsche Bank Trust Company Americas, or any other entity that Mexico so designates

Registrar	Deutsche Bank Trust Company Americas, or any other entity that Mexico so designates

Exchange Rate Agent	Deutsche Bank Trust Company Americas, or any other entity that Mexico so designates

Calculation Agent	Deutsche Bank Trust Company Americas, or any other entity that Mexico so designates

Specified
Currencies	Including, but not limited to, Australian dollars, Canadian dollars, Danish kroner, euro, Hong Kong dollars, Japanese yen, New Zealand dollars, Pounds Sterling, Swedish kroner, Swiss francs and U.S. dollars or any other currency specified in the applicable pricing supplement.

Status	The notes will constitute direct, general, unconditional and unsubordinated public external indebtedness of Mexico for which the full faith and credit of Mexico is pledged. The notes rank and will rank without any preference among themselves and equally with all other unsubordinated public external indebtedness of Mexico. It is understood that this provision shall not be construed so as to require Mexico to make payments under the notes ratably with payments being made under any other public external indebtedness.

Amount	Up to a principal amount, or initial offering price in the case of indexed notes and discount notes, of U.S. $110,000,000,000 or its equivalent in other currencies. As of the date of this prospectus supplement, Mexico has issued and sold U.S. $93,203,857,152 of notes, U.S. $61,183,013,693 of which were registered with the SEC and issued and sold in the United States.

Issue Price	The notes may be issued at par, or at a premium over, or discount to, par and either on a fully paid or partly paid basis.

Maturities	The notes will mature at least nine months from their date of issue.

Fixed Rate Notes	Fixed rate notes will bear interest at a fixed rate.

Floating Rate Notes	Floating rate notes will bear interest at a rate determined periodically by reference to one or more interest rate bases plus a spread or multiplied by a spread multiplier.

Indexed Notes	Payments on indexed notes will be calculated by reference to a specific measure or index.

Discount Notes	Discount notes are notes that are offered or sold at a price less than their principal amount and called discount notes in the applicable pricing supplement. They may or may not bear interest.

Redemption and Repayment	If the notes are redeemable at the option of Mexico or repayable at the option of the holder before maturity, the pricing supplement will specify:

• the initial redemption date on or after which Mexico may redeem the notes or the repayment date or dates on which the holders may elect repayment of the notes;

• the redemption or repayment price; and

• the required prior notice to the holders or Mexico.

Taxes	Subject to certain exceptions, Mexico will make all payments on the notes without withholding or deducting any Mexican taxes. For further information, see “Description of the Notes—Additional Amounts.”

Further Issues	Mexico may from time to time, without the consent of holders, create and issue notes having the same terms and conditions as any other outstanding notes offered pursuant to a pricing supplement in all respects, except for the issue date, issue price and, if applicable, the first payment of interest thereon; provided, however, that any such additional notes shall be issued either in a “qualified reopening” for U.S. federal income tax purposes or with no more than de minimis original issue discount for U.S. federal income tax purposes. Additional notes issued in this manner will be consolidated with, and will form a single series with, any such other outstanding notes.

Listing	Application will be made to list the notes issued under the program on the Luxembourg Stock Exchange and to have the notes trade on the Euro MTF market of the Luxembourg Stock Exchange. The Luxembourg Stock Exchange has allocated to the program the number 2395 for listing purposes. Any particular issue of notes need not be listed, however.

Authorization	The notes have been duly authorized in accordance with the laws of Mexico and all necessary action by the Executive Branch of Mexico in connection with the notes has been duly taken, including the issuance of the Decree of the President of Mexico with respect to the issuance of the notes dated October 23, 2012.

Stabilization	In connection with issues made under this program, a stabilizing manager or any person acting for the stabilizing manager may over-allot or effect transactions with a view to supporting the market price of notes issued under this program at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation of the stabilizing manager or any agent of the stabilizing manager to do this. Any such stabilizing, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

Purchase Currency	You must pay for notes by wire transfer in the specified currency. You may ask an agent to arrange for, at its discretion, the conversion of U.S. dollars or another currency into the specified currency to enable you to pay for the notes. You must make this request on or before the fifth business day preceding the issue date, or by a later date if the agent allows. The agent will set the terms for each conversion and you will be responsible for all currency exchange costs.

Warrants	If Mexico issues warrants, it will describe the specific terms relating to the warrants in the applicable pricing supplement.

RISK FACTORS

This section describes certain risks associated with investing in the notes. You should consult your financial and legal advisors about the risks of investing in the notes and the suitability of your investment in light of your particular situation. Mexico disclaims any responsibility for advising you on these matters.

Risks Relating to Mexico

Adverse external factors, instability in international financial markets and adverse domestic factors could lead to reduced growth and decreased foreign investment in Mexico.

High international interest rates could increase Mexico’s expenditures, low oil prices could decrease the Mexican Government’s revenues, and recession or low growth in Mexico’s main trading partners could lead to fewer exports. A combination of these factors could negatively affect Mexico’s current account.

Instability or volatility in the international financial markets could lead to domestic volatility, making it more complicated for the Mexican Government to achieve its macroeconomic goals. This could also lead to declines in foreign investment inflows and portfolio investment in particular.

Adverse domestic factors, such as domestic inflation, high domestic interest rates, exchange rate volatility and political uncertainty could lead to lower growth in Mexico, declines in foreign direct and portfolio investment and potentially lower international reserves.

Currency Risks

Notes denominated in a currency other than the currency of your home country are not an appropriate investment for you if you do not have experience with foreign currency transactions.

If Mexico denominates notes in a currency other than U.S. dollars, the applicable pricing supplement will contain information about the currency, including historical exchange rates and any exchange controls affecting the currency. Mexico will provide this information for your convenience only. Future fluctuations in exchange rates or exchange controls may be very different from past trends, and Mexico will not advise you of any changes after the date of the applicable pricing supplement. In addition, if you reside outside the United States, special considerations may apply to your investment in the notes. You should consult financial and legal advisors in your home country to discuss matters that may affect your purchase or holding of, or receipt of payments on, the notes.

If the specified currency of a note depreciates against your home country currency, the effective yield of the note would decrease below its interest rate and could result in a loss to you.

Rates of exchange between your home country currency and the specified currency may change significantly, resulting in a reduced yield or loss to you on the notes. In recent years, rates of exchange between certain currencies have been highly volatile, and you should expect this volatility to continue in the future. Fluctuations in any particular exchange rate that have occurred in the past, however, do not necessarily indicate future fluctuations.

Foreign exchange rates can either be fixed by sovereign governments or float. Exchange rates of most economically developed nations are permitted to fluctuate in value relative to the U.S. dollar. National governments, however, rarely voluntarily allow their currencies to float freely in response to economic forces. Sovereign governments may use a variety of techniques, such as intervention by a country’s central bank or imposition of regulatory controls or taxes, to affect the rate of exchange of their currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate by devaluation or revaluation of a currency. A special risk to you in purchasing notes denominated in a foreign currency is that their yield could be affected by these types of governmental actions.

Exchange controls could affect exchange rates and prevent Mexico from paying you in the specified currency.

Governments have imposed exchange controls in the past and may do so in the future. There is a possibility that your government or foreign governments will impose or modify foreign exchange controls while you are a holder of foreign currency notes. Exchange controls could cause exchange rates to fluctuate, resulting in a reduced yield or loss to you on the notes. Exchange controls could also limit the availability of a specified currency for making payments on a note. In the event that a specified currency is unavailable, Mexico will make payments to you as described under “Description of the Notes—Payment of Principal and Interest—Payment Currency—Unavailability of Payment Currency.”

If you file a lawsuit in the United States against Mexico, the court may not render a judgment in any currency other than U.S. dollars.

New York law will apply to the notes, except that the authorization of the notes and their execution by Mexico will be governed by Mexican law. Courts in the United States customarily have not rendered judgments in any currency other than U.S. dollars. However, New York law provides that in a lawsuit based on an obligation owed in a currency other than U.S. dollars, a court will render a judgment first in the currency of the obligation and then will convert this amount into U.S. dollars at the exchange rate on the date of the judgment. Fluctuations in exchange rates may cause this amount to be different than the amount Mexico would have paid you under its original obligations. It is possible that New York law would not be applied (a) in any action based on an obligation denominated in a currency unit or (b) by a federal court sitting in the State of New York.

Under the Mexican Monetary Law, payments to be made in Mexico by Mexico in foreign currency may be paid in Mexican pesos at the exchange rate prevailing at the time of payment, as determined by Banco de México, the Mexican Central Bank. Fluctuations in exchange rates may cause this amount to be different than the amount Mexico would have paid you under its original non-Mexican peso denominated obligations.

Indexed Notes

It is possible that you will receive substantially lower payments on indexed notes than you would on conventional debt securities or that you will not receive any payments at all.

Indexed notes are not an appropriate investment for you if you do not have experience in transactions in the underlying assets of an applicable index. An investment in indexed notes may be significantly more risky than an investment in conventional debt securities with fixed principal amounts because the payments on indexed notes may vary widely.

The risks of a particular indexed note will depend on the possibility of significant changes in currency exchange rates and the prices of any underlying assets. These risks generally depend on factors over which Mexico has no control, such as economic and political events and the supply of and demand for the underlying assets. In addition, the exchange rates or prices referred to may be published by third parties not subject to U.S. or Mexican regulation. In recent years, currency exchange rates and prices for various underlying assets have been highly volatile, and you should expect this volatility to continue in the future. Fluctuations in any of these rates or prices that have occurred in the past, however, do not necessarily indicate future fluctuations.

The secondary market, if any, for indexed notes will be affected by a number of factors independent of Mexico’s creditworthiness and the value of the applicable index or indices, including the complexity and volatility of the index or indices, the method of calculating the interest in respect of indexed notes, the time remaining to the maturity of such notes, the outstanding amount of such notes, any redemption features of such notes, the amount of other debt securities linked to such index or indices and the level, direction and volatility of market interest rates generally. Such factors also will affect the market value of indexed notes.

In addition, certain notes may be designed for specific investment objectives or strategies and, therefore, may have a more limited secondary market and experience more price volatility than conventional debt securities. Investors may not be able to sell such notes readily or at prices that will enable them to realize their anticipated yield. You should not purchase such notes unless you understand and are able to bear the risks that such notes may not be readily saleable, that the value of such notes will fluctuate over time and that such fluctuations may be significant.

Finally, Mexico’s credit ratings may not reflect the potential impact of all risks related to structure and other factors on the market value of the notes. Accordingly, prospective investors should consult their own financial and legal advisors as to the risks an investment in the notes may entail and the suitability of the notes in light of their particular circumstances.

Jurisdiction and Enforcement of Judgments

Mexico is a sovereign government. Thus, it may be difficult for you to obtain or enforce judgments against Mexico in U.S. courts or in Mexico.

Mexico will appoint its Consul General in New York as its authorized agent for service of process in any action based on the notes or the indenture which a holder may institute in any state or federal court in the Borough of Manhattan, The City of New York. Mexico and the trustee have irrevocably submitted to the jurisdiction of these courts in any action or proceeding arising out of or based on the indenture or the notes of any series (unless otherwise specified in the authorization of the applicable series) and Mexico has waived any objection which it may have to the venue of these courts and any right to which it may be entitled on account of place of residence or domicile. Mexico has also waived any immunity from the jurisdiction of these courts to which it might be entitled (including sovereign immunity and immunity from pre-judgment attachment, post- judgment attachment and execution) in any action based upon the notes or the indenture. You may also institute an action against Mexico based on the notes in any competent court in Mexico.

Nevertheless, Mexico may still plead sovereign immunity under the U.S. Foreign Sovereign Immunities Act of 1976 in actions brought against it under U.S. federal securities laws or any state securities laws, and its submission to jurisdiction, appointment of the Consul General as its agent for service of process and waiver of immunity do not include these actions. Without Mexico’s waiver of immunity regarding these actions, you will not be able to obtain a judgment in a U.S. court against Mexico unless the court determines that Mexico is not entitled to sovereign immunity under the U.S. Foreign Sovereign Immunities Act of 1976. In addition, execution on Mexico’s property in the United States to enforce a judgment may not be possible except under the limited circumstances specified in the U.S. Foreign Sovereign Immunities Act of 1976.

Even if you are able to obtain a judgment against Mexico in the United States or in Mexico, you might not be able to enforce it in Mexico. Under Article 4 of the Federal Code of Civil Procedure of Mexico, Mexican courts may not order attachment before judgment or attachment in aid of execution against any of the property of Mexico.

Modification of the Terms of the Notes

The notes will contain provisions that permit Mexico to amend the payment terms of the notes without the consent of all holders.

The notes will contain provisions regarding acceleration and voting on amendments, modifications and waivers which are commonly referred to as “collective action clauses.” Under these provisions, certain key terms of the notes may be amended, including the maturity date, interest rate and other payment terms, without your consent.

DESCRIPTION OF THE NOTES

The following description supplements the information contained in “Description of the Securities—Debt Securities” in the prospectus. If the information in this prospectus supplement differs from the prospectus, you should rely on the information in this prospectus supplement. Because the information provided in the pricing supplement may differ from that contained in this prospectus supplement, you should rely on the pricing supplement for the final description of a particular issue of notes. The following description will apply to a particular issue of notes only to the extent that it is not inconsistent with the description provided in the applicable pricing supplement. Capitalized terms are defined in the Glossary at the end of this prospectus supplement.

Mexico will issue the notes under an indenture (which may be amended from time to time) between Mexico and Deutsche Bank Trust Company Americas, as trustee, each issuance of which constitutes a separate series under said indenture. The information contained in this section and in the prospectus summarizes some of the terms of the notes and the indenture. This summary does not contain all of the information that may be important to you as a potential investor in the notes. You should read the indenture and the forms of the notes before making your investment decision. Mexico has filed or will file copies of these documents with the SEC and will also file copies of these documents at the offices of the trustee.

Notes issued prior to November 2014 were issued under a Fiscal Agency Agreement, dated as of September 1, 1992, as amended by Amendment No. 1 thereto dated as of November 28, 1995, and by Amendment No. 2 thereto dated as of March 3, 2003 (collectively, the “Fiscal Agency Agreement”). The terms of notes issued beginning in November 2014, and the terms of the indenture governing such notes, differ in certain respects from the terms of the notes issued before November 2014 under the Fiscal Agency Agreement.

General Terms of the Notes

The notes:

•

are initially limited to an aggregate principal amount, or aggregate initial offering price in the case of indexed notes and discount notes, of U.S. $110,000,000,000 or its equivalent in other currencies. In order to calculate this limitation, the exchange rate agent will determine the U.S. dollar equivalent of notes denominated in another currency by referring to the noon rate in the relevant currency provided on the page FXC<Go> on the Bloomberg terminal on the issue date of those notes or, if that rate is not available, by referring to another published source selected by Mexico. As of the date of this prospectus supplement, Mexico has issued and sold U.S. $93,203,857,152 of notes, U.S. $61,183,013,693 of which were registered with the SEC and issued and sold in the United States. Notes registered with the SEC and sold in the United States are limited to the principal amount of securities registered under Mexico’s shelf registration statement described in the prospectus;

•	will be denominated in U.S. dollars or another currency specified in the applicable pricing supplement;

•	will mature at least nine months from their date of issue;

•	may be offered and sold in any jurisdiction where it is lawful to do so;

•	may or may not be sold in offerings registered with the SEC;

•	will bear interest at a fixed rate or a floating rate;

•	in the case of registered dollar-denominated notes, will be issued in denominations of U.S. $2,000 and integral multiples of U.S. $1,000;

•

will contain “collective action clauses” under which Mexico may amend certain key terms of the notes, including the maturity date, interest rate and other terms, without the consent of all of the holders of the notes, unless otherwise specified in the applicable pricing supplement;

•	may or may not be redeemable by Mexico before maturity. If the notes are redeemable, the pricing supplement will describe the terms that apply to the redemption;

•	may or may not be subject to repayment at the option of the holder; and

•	will not be entitled to the benefit of any sinking fund unless the applicable pricing supplement states otherwise.

The pricing supplement relating to each issuance of notes will specify additional terms and describe in more detail the terms of the notes that Mexico is issuing.

Form of the Notes

Each note will be in “registered” form and may be either “book-entry” or “certificated.”

Book-Entry Notes. Book-entry notes with the same issue date and terms are represented by one or more global securities, in registered form, deposited with a clearing system and held by a custodian or common depositary. Clearing systems include The Depository Trust Company, known as DTC, in the United States and Euroclear System, or Euroclear, and Clearstream Banking, societé anonyme, or Clearstream, Luxembourg, in Europe. The clearing systems act as depositaries for and hold the global securities on behalf of certain financial institutions, called their participants. These participants, or other financial institutions acting through them called indirect participants, will represent your beneficial interests in the global securities. They will record the ownership and transfer of your beneficial interests through computerized book-entry accounts, eliminating the need for physical movement of the notes. Mexico generally deposits the global securities representing book-entry notes sold in the United States with Deutsche Bank Trust Company Americas, as custodian for DTC or its nominee. If Mexico sells an issue of book-entry notes both within and outside the United States, the U.S. and non-U.S. portions of the notes may be represented by a single global security or by separate global securities. For more information, see “Description of the Securities—Global Securities” in the accompanying prospectus.

Certificated Notes. Certificated notes are represented by physical certificates. Certificated registered notes are transferred by presenting them at the corporate trust offices of the trustee, or at the office of a paying agent (other than the trustee), according to the procedures specified in the indenture.

Registered Notes. Registered notes are payable to the order of and registered in the name of a particular person or entity. In the case of book-entry registered notes, the global security is registered in the name of a nominee or a common depositary of the applicable clearing system, and this nominee or common depositary is considered the sole legal owner or holder of the notes for purposes of the indenture. Beneficial interests in a registered note and transfers of those interests are recorded by the registrar based on information provided to it by the transfer agents.

Mexico will generally issue notes initially intended to be sold wholly or partly in the United States as book-entry notes in registered form.

Paying Agents, Transfer Agents, Calculation Agent, Exchange Rate Agent and Registrar

Until the notes are paid, Mexico will maintain a paying agent, a transfer agent and a registrar in The City of New York for that series and maintain an office or agency in The City of New York where the notes may be presented for exchange, transfer and registration of transfer as provided in the indenture. Mexico has appointed Deutsche Bank Trust Company Americas, 60 Wall Street, 16th Floor, New York, NY 10005, to serve as its paying agent and transfer agent. You can contact the paying agents or the transfer agent at the addresses listed in the applicable pricing supplement. Mexico has initially designated the corporate trust office of the trustee as the agency for each such purpose and as the place where the security register will be maintained. In addition, Mexico will maintain a paying agent and transfer agent in Luxembourg for so long as any such series is listed on the Luxembourg Stock Exchange and the Luxembourg Stock Exchange so requires.

Mexico has appointed an exchange rate agent to determine the exchange rate for converting payments on notes denominated in a currency other than U.S. dollars into U.S. dollars, where applicable. Mexico has appointed Deutsche Bank Trust Company Americas to serve as its exchange rate agent. In addition, as long as any floating rate notes are outstanding, Mexico will maintain a calculation agent for calculating the interest rate and interest payments on the notes. Mexico has appointed Deutsche Bank Trust Company Americas to serve as its calculation agent.

Payment of Principal and Interest

General

Interest on registered notes will be paid (a) to the persons in whose names the notes are registered at the close of business on the record date or (b) if interest is being paid at maturity, redemption or repayment, to the person to whom principal is payable. The record date for registered notes will be specified in the applicable pricing supplement. If notes are issued between a record date and an interest payment date, Mexico will pay the interest that accrues during this period on the next following interest payment date to the persons in whose names the notes are registered on the record date for that following interest payment date.

Book-Entry Notes

Mexico will, through its paying agent, make payments of principal, premium, if any, and interest on book- entry notes by wire transfer to the clearing system or the clearing system’s nominee or common depositary, as the registered owner, which will receive the funds for distribution to the holders. Mexico expects that the holders will be paid in accordance with the procedures of the clearing system and its participants. Neither Mexico nor the paying agent will have any responsibility or liability for any of the records of, or payments made by, the clearing system or the clearing system’s nominee or common depositary. For more information, see “Description of the Securities—Global Securities” in the accompanying prospectus.

Registered Certificated Notes

If Mexico issues registered certificated notes, it will make payments of principal, premium, if any, and interest to you, as a holder, by wire transfer if:

•	you own at least U.S. $10,000,000 aggregate principal amount or its equivalent of notes; and

•

not less than 15 calendar days before the payment date, you notify the paying agent of your election to receive payment by wire transfer and provide it with your bank account information and wire transfer instructions;

OR

•	Mexico is making the payments at maturity or earlier redemption or repayment; and

•	you surrender the notes at the office of the principal paying agent or at the office of any other paying agent that Mexico appoints pursuant to the indenture.

If Mexico does not pay interest by wire transfer for any reason, it will, subject to applicable laws and regulations, mail a check to you on or before the due date for the payment at your address as it appears on the security register maintained by the trustee on the applicable record date.

Payment Currency

Notes Denominated in a Currency Other than U.S. Dollars

DTC Book-Entry Notes. Beneficial owners, other than those holding through Euroclear and Clearstream, Luxembourg, of book-entry notes denominated in a currency other than U.S. dollars that are registered in the name of DTC or its nominee will receive all payments in U.S. dollars. However, as a beneficial owner of book-entry notes denominated in a currency other than U.S. dollars and registered in the name of a nominee of DTC, you may elect to receive all payments in the specified currency by delivering a written notice to the DTC direct participant through which you hold your interest not later than the record date, in the case of an interest payment date, or at least 15 calendar days before the maturity date or date of earlier redemption or repayment, in the case of a principal payment. Euroclear and Clearstream, Luxembourg will automatically make this election for their participants. You must provide wire transfer instructions to an account denominated in the specified currency. The direct participant must then notify DTC of this election and DTC will notify the paying agent. In order for your election to take effect, the paying agent must receive this notice from DTC not later than five New York business days after the record date, in the case of an interest payment date, or at least 10 calendar days before the maturity date or date of earlier redemption or repayment, in the case of a principal payment. This election will remain in effect until you revoke it by delivering a written notice to the DTC direct participant through which you hold your interest not later than 15 calendar days before the applicable payment date. If the specified currency becomes unavailable for making payments, you cannot make this election and any election that you have already made will be revoked. In this case, you will receive payment in U.S. dollars until the specified currency is again available.

The exchange rate agent will exchange an applicable specified currency payment, other than amounts that beneficial owners have elected to receive in the specified currency, for U.S. dollars using the following exchange rate: the exchange rate agent’s bid quotation for the specified currency at approximately 11:00 a.m., New York City time, on the second Business Day preceding the payment date for the purchase of U.S. dollars with the specified currency for settlement on the payment date in an amount equal to the aggregate amount of specified currency payable to all holders receiving U.S. dollar payments on the payment date. The exchange rate agent will then pay this U.S. dollar amount to DTC or its nominee, as the registered holder of the notes. If the exchange rate agent’s bid quotation is not available, then Mexico will make the payment in the specified currency outside of DTC.

If you do not elect to receive the specified currency, you will be responsible for all currency exchange costs, which will be deducted from your payments. All determinations that the exchange rate agent makes, after being confirmed by Mexico, will be binding unless they are clearly wrong.

Other Registered Notes. Book-entry notes denominated in a currency other than U.S. dollars and registered in the name of a depositary located outside the United States and certificated registered notes denominated in a currency other than U.S. dollars are generally payable only in the specified currency. Holders of these notes will not have the option to elect payment in U.S. dollars.

Unavailability of Payment Currency

If the notes are payable in a specified currency other than U.S. dollars, and the specified currency is not available for making payments due to the imposition of exchange controls or other circumstances beyond Mexico’s control, then you will receive payment in U.S. dollars until the specified currency is again available. If notes denominated in a currency other than U.S. dollars are payable in U.S. dollars, and U.S. dollars are not available for making payments due to the imposition of exchange controls or other circumstances beyond Mexico’s control, then you will receive payment in the specified currency until U.S. dollars are again available. The exchange rate agent will determine the appropriate exchange rate to be used for converting these payments as follows:

1.	On the second Business Day before a payment, at approximately 11:00 a.m. New York City time, the exchange rate agent will refer to the bank composite or multi-contributor pages of the Reuters Monitor Foreign Exchange Service provided by Mexico or, if this is not available, a similar display that Mexico approves.

2.	The exchange rate agent will select the firm bid quotation for the specified currency by one of at least three banks provided by Mexico, one of which may be the exchange rate agent, which will yield the greatest number of U.S. dollars or specified currency, as applicable, upon conversion from U.S. dollars or the specified currency, as applicable.
3.	If fewer than three bids are available, the exchange rate agent will use the noon rate in the relevant currency provided on the page FXC<Go> on the Bloomberg terminal on the second Business Day before a payment or, if this rate is not available on that date, on the most recent date available.

Payments made under these circumstances will not be an event of default under the notes and you will be responsible for all currency exchange costs.

If notes denominated in a specified currency are redenominated, then Mexico will be obligated to pay you the equivalent amounts in the new currency. If so specified in the applicable pricing supplement, Mexico may at its option, and without the consent of the holders of the notes or any coupons or the need to amend the notes or the indenture, redenominate the notes issued in the currency of a country that subsequently participates in the European Economic and Monetary Union in a manner with similar effect to the final stage of the economic and monetary union on January 2, 2002, into euro. The provisions relating to any such redenomination will be contained in the applicable pricing supplement.

Interest Rate

General

The interest rate on the notes will not be higher than the maximum rate permitted by New York law, currently 25% per year on a simple interest basis. This limit may not apply to notes in which U.S. $2,500,000 or more has been invested. Interest payments on the notes will generally include interest accrued from and including the issue date or the last interest payment date to but excluding the following interest payment date or the date of maturity, redemption or repayment. Each of these periods is called an interest period.

Fixed Rate Notes

Fixed rate notes will bear interest at the rate specified in the applicable pricing supplement until Mexico pays the principal amount of the notes. Mexico will generally pay interest on fixed rate notes after it has accrued in equal semi-annual or annual payments on the interest payment dates specified in the applicable pricing supplement and at maturity, redemption or repayment.

Mexico will generally compute the accrued interest payable on fixed rate notes for any interest period on the basis of a 360-day year consisting of twelve 30-day months. In the case of euro-denominated fixed rate notes, however, Mexico will compute the accrued interest payable on the notes on the basis of the actual number of days in the interest period divided by 365, or, if any portion of the interest period falls in a leap year, the sum of (a) the actual number of days falling in the leap year divided by 366 and (b) the actual number of days falling in the non-leap year divided by 365.

If any payment date for a fixed rate note falls on a day that is not a Business Day, Mexico will make the payment on the next Business Day. In addition, if any payment on a fixed rate note is due on a date that is not a business day in the relevant place of payment, Mexico will make the payment on the next business day in that place of payment. Mexico will treat these payments as if they were made on the due date, and no additional interest will accrue as a result of this delay.

Floating Rate Notes

Each floating rate note will have an interest rate formula. This formula is generally composed of:

•	a base interest rate with a specified maturity called the index maturity, e.g., three months, six months, etc.

•	plus or minus a spread measured in basis points with one basis point equal to 1/100 of a percentage point or

•	multiplied by a spread multiplier measured as a percentage.

The applicable pricing supplement will specify the base rate, the index maturity and the spread or spread multiplier. The pricing supplement may also specify a maximum (ceiling) or minimum (floor) interest rate limitation. The calculation agent will use the interest rate formula, taking into account any maximum or minimum interest rate, to determine the interest rate in effect for each interest period. All determinations made by the calculation agent will be binding unless they are clearly wrong.

Mexico may issue floating rate notes with the following base rates (as defined under “Glossary” in this Prospectus Supplement):

•	Commercial Paper Rate;

•	EURIBOR;

•	LIBOR;

•	Federal Funds Rate; or

•	any other rate.

The applicable pricing supplement will also specify the following with respect to each floating rate note:

•	the dates as of which the calculation agent will determine the interest rate for each interest period, referred to as the interest determination date;

•	the frequency with which the interest rate will be reset, i.e., daily, weekly, monthly, quarterly, semiannually or annually;

•

the dates on which the interest rate will be reset, referred to as the interest reset date, i.e., the first day of each new interest period, using the interest rate that the calculation agent determined on the interest determination date for that interest period;

•	the interest payment dates; and

•	if already determined, the initial interest rate in effect from and including the issue date to but excluding the first interest reset date.

The calculation agent will calculate the accrued interest payable on floating rate notes for any interest period by multiplying the principal amount of the note by an accrued interest factor, which will equal the interest rate for the interest period times a fraction, the numerator of which is the number of days in the period and the denominator of which is 360. If the interest rate varies during the period, the accrued interest factor will equal the sum of the interest factors for each day in the interest period. The calculation agent will compute the interest factors for each day by dividing the interest rate applicable to that day by 360.

The calculation agent will round all percentages resulting from any interest rate calculation to the nearest one hundred-thousandth of a percentage point, with five one- millionths of a percentage point rounded upward. For example, the calculation agent will round 9.876545%, or 0.09876545, to 9.87655% or 0.0987655. The calculation agent will also round all specified currency amounts used in or resulting from any interest rate calculation to the nearest one- hundredth of a unit, with 0.005 of a unit being rounded upward.

If you are the holder of a floating rate note, you may ask the calculation agent to provide you with the current interest rate and, if it has been determined, the interest rate that will be in effect on the next interest reset date. The calculation agent will also notify Mexico, each paying agent, the registered holders, if any, and, if the notes are listed on the Luxembourg Stock Exchange, the exchange of the following information for each interest period (except for the initial interest period if this information is specified in the applicable pricing supplement):

•	the interest rate in effect for the interest period;

•	the number of days in the interest period;

•	the next interest payment date; and

•	the amount of interest that Mexico will pay for a specified principal amount of notes on that interest payment date.

The calculation agent will generally provide this information by the first Business Day of each interest period, unless the terms of a particular series of notes provide that the calculation agent will calculate the applicable interest rate on a Calculation Date after that date, in which case the calculation agent will provide this information by the first Business Day following the applicable Calculation Date.

If any interest payment date, other than one that falls on the maturity date or on a date for earlier redemption or repayment, or interest reset date for a floating rate note would fall on a day that is not a Business Day, the interest payment date or interest reset date will instead be the next Business Day, unless the notes are LIBOR or EURIBOR notes and that Business Day falls in the next month, in which case the interest payment date or the interest reset date will be the preceding Business Day. If any payment on a floating rate note is due on the maturity date or upon earlier redemption or repayment and that date is not a Business Day, the payment will be made on the next Business Day. In addition, if any payment on a floating rate note is due on a date that is not a business day in the relevant place of payment, Mexico will make the payment on the next business day in that place of payment and no additional interest will accrue as a result of this delay. Mexico will treat these payments as if they were made on the due date.

The following table lists the most common base rates that Mexico may use, the primary source of these base rates and the interest determination date for notes having these base rates. The definition of each base rate in the Glossary provides further details as to how the calculation agent will determine the base rate and describes alternate sources for each base rate should its primary source be unavailable. Except for EURIBOR, which applies to notes denominated in euro, the sources listed in the following table apply only to notes denominated in U.S. dollars. Mexico may provide different base rate sources in the applicable pricing supplement.

Base Rate	Primary Source of Base Rate	Interest Determination Date

Commercial Paper Rate	H.15(519) under the heading “Commercial paper—Nonfinancial”	Second Business Day before the interest reset date

EURIBOR	Reuters Screen “EURIBOR01” page	Second Business Day before the interest reset date

Federal Funds Rate	H.15(519) under the heading “Federal funds (effective)”	Second Business Day before the interest reset date

LIBOR	Reuters Screen LIBO Page	Second London Banking Day before the interest reset date

Indexed Notes

Mexico may offer indexed notes according to which the principal or interest is determined by reference to an index relating to:

•	the rate of exchange between the specified currency of the note and one or more other currencies or composite currencies, called the indexed currencies;

•	the price of one or more commodities, called the indexed commodities, on specified dates;

•	the level of one or more stock indexes, which may be based on U.S., Mexican or other foreign stocks, on specified dates; or

•	any other objective price or measure described in the applicable pricing supplement.

The pricing supplement will describe how interest and principal payments on indexed notes will be determined. It will also include historical and other information about the index or indexes and information about the U.S. and Mexican tax consequences to the holders of indexed notes.

Amounts payable on an indexed note will be based on the face amount of the note. The pricing supplement will describe whether the principal amount that Mexico will pay you on redemption or repayment before maturity would be the face amount, the principal amount at that date or another amount.

If a third party is responsible for calculating or announcing an index for certain indexed notes and that third party stops calculating or announcing the index, or changes the way that the index is calculated in a way not permitted in the pricing supplement, then the index will be calculated by the independent determination agent named in the pricing supplement. If no independent agent is named, then Mexico will calculate the index. If the determination agent or Mexico cannot calculate the index in the same way and under the same conditions as the original third party, then the principal or interest on the notes will be determined as described in the pricing supplement. All calculations that the independent determination agent or Mexico makes will be binding unless they are clearly wrong.

An investment in indexed notes may entail significant risks. See “Risk Factors—Indexed Notes.”

Optional Redemption, Repurchase and Early Repayment

Optional Redemption

The pricing supplement for the issuance of each series of notes will indicate whether:

•	the notes cannot be redeemed at Mexico’s option prior to their maturity date; or

•

the notes will be redeemable at Mexico’s option on or after a specified date at a specified redemption price. The redemption price may be par or may decline from a specified premium to par at a later date, together, in each case, with accrued interest to the date of redemption; or

•

the notes will be redeemable at Mexico’s option at a redemption price equal to the principal amount of the notes to be redeemed plus a Make-Whole Amount (as defined below), plus accrued interest on the principal amount of such notes to the date of redemption.

Mexico may redeem any of the notes that are redeemable either in whole or in part, on not less than 30 nor more than 60 days’ irrevocable notice to the trustee. If Mexico redeems less than all the notes of a particular series, the trustee will select the notes to be redeemed by a method that it deems fair and appropriate.

The “Make-Whole Amount” for notes denominated in U.S. dollars means the excess of (i) the sum of the present values of each remaining scheduled payment of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus a spread to be indicated in the applicable pricing supplement over (ii) the principal amount of the notes. The “Make-Whole Amount” for notes denominated in currency other than U.S. dollars will be determined in accordance with the applicable pricing supplement.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated maturity of the Comparable Treasury Issue (as defined below), assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price (as defined below) for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker (as defined below) as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized at the time of selection and in accordance with customary financial practice, in pricing new issues of investment grade debt securities of a comparable maturity to the remaining term of such notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers (as defined below) appointed by Mexico.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations (as defined below) for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if Mexico obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer” means each of the entities named in the applicable pricing supplement or their affiliates which are primary United States government securities dealers, and their respective successors; provided that if any of the foregoing shall cease to be a primary United States government securities dealer in the United States (a “Primary Treasury Dealer”), Mexico will substitute another Primary Treasury Dealer; and provided that Mexico may also designate additional Reference Treasury Dealers such that there will be up to five Reference Treasury Dealers.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by Mexico, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to Mexico by such Reference Treasury Dealer at 3:30 p.m. New York City time on the third business day preceding such redemption date.

Repurchase

Mexico may repurchase notes at any time and price in the open market or otherwise. Notes repurchased by Mexico may, at Mexico’s discretion, be held, resold (subject to compliance with applicable securities and tax laws) or surrendered to the trustee for cancellation.

Early Repayment

The pricing supplement relating to a series of notes will also indicate whether you will have the option to elect repayment by Mexico before the maturity date of the notes. If you have this option, the pricing supplement will specify the price at which and the date or dates on which you may elect repayment.

In order to receive repayment on the notes, you must provide to the paying agent, at least 30 but not more than 45 days before the repayment date, appropriate wire transfer instructions and either:

•	in the case of certificated notes, the notes together with the form entitled “Option to Elect Repayment” on the reverse side of the notes duly completed by you; or

•	in the case of book-entry notes, a copy of the pricing supplement together with the form entitled “Option to Elect Repayment” contained in the pricing supplement duly completed by you; or

•

in the case of either certificated or book-entry notes, a telegram, telex, facsimile or letter from a member of a national securities exchange, the Financial Industry Regulatory Authority, the depositary or a commercial bank or trust company in the United States describing the particulars of the repayment and including a guaranty that the notes or the pricing supplement and the completed form entitled “Option to Elect Repayment” will be received by the paying agent no later than five business days after the date of the telegram, telex, facsimile or letter. The paying agent must also receive the notes or the pricing supplement and the completed forms by the fifth business day.

The guaranty from the member of a national securities exchange, the Financial Industry Regulatory Authority, Inc., the depositary or a commercial bank or trust company in the United States must include the following information:

•	the name of the holder of the note;

•	a statement that the option to elect repayment is being exercised;

•	the principal amount of the note that the holder elects to have repaid; and

•	the certificate number, in the case of certificated notes, or CUSIP number, ISIN or common code assigned to the note or a description of the terms of the note, in the case of book-entry notes.

Unless the applicable pricing supplement states otherwise, you may exercise the repayment option for less than the entire principal amount of a note, provided the remaining principal amount outstanding is an authorized denomination.

For notes represented by a global security, the depositary or its nominee will be the only party that can exercise a right of repayment. Thus, if you beneficially own interests in a global security and you want to elect repayment, you must instruct the direct or indirect participant through which you hold your interests to notify the depositary of your election. You should consult your direct or indirect participant to discuss the appropriate cut-off times and other requirements for making a prepayment election.

Discount Notes

If the pricing supplement states that a note is a discount note, the amount payable in the event of redemption, repayment or other acceleration of the maturity date will be the amortized face amount of the note as of the date of redemption, repayment or acceleration, but in no event more than its principal amount. The amortized face amount is equal to (a) the issue price plus (b) that portion of the difference between the issue price and the principal amount that has accrued at the yield to maturity described in the pricing supplement (computed in accordance with generally accepted U.S. bond yield computation principles) by the redemption, repayment or acceleration date.

Sinking Fund

Unless otherwise specified in the applicable pricing supplement, the notes will not be subject to any sinking fund.

Additional Amounts

All payments by Mexico in respect of the notes shall be made without withholding or deduction for or on account of any present or future taxes, duties, assessments or other governmental charges of whatever nature imposed or levied by or on behalf of Mexico or any political subdivision or taxing authority or agency therein or thereof having the power to tax (for purposes of this paragraph, “relevant tax”), unless the withholding or deduction of such relevant tax is required by law. In that event, Mexico shall pay such additional amounts (“additional amounts”) as may be necessary to ensure that the amounts received by the holders after such withholding or deduction shall equal the respective amounts of principal and interest that would have been receivable in respect of the notes in the absence of such withholding or deduction; provided, however, that no such additional amounts shall be payable in respect of any relevant tax:

•

imposed by reason of a holder or beneficial owner of a note having some present or former connection with Mexico other than merely being a holder or beneficial owner of the note or receiving payments of any nature on the note or enforcing its rights in respect of the note;

•

imposed by reason of the failure of a holder or beneficial owner of a note, or any other person through which the holder or beneficial owner holds a note, to comply with any certification, identification or other reporting requirement concerning the nationality, residence, identity or connection with Mexico of such holder or beneficial owner or other person, if compliance with the requirement is a precondition to exemption from all or any portion of such withholding or deduction; or

•

imposed by reason of a holder or beneficial owner of a note, or any other person through which the holder or beneficial owner holds a note, having presented the note for payment (where such presentation is required) more than 30 days after the relevant date (as defined below), except to the extent that the holder or beneficial owner or such other person would have been entitled to additional amounts on presenting the note for payment on any date during such 30-day period.

As used in this paragraph, “relevant date” in respect of any note means the date on which payment in respect thereof first becomes due or, if the full amount of the money payable has not been received by the trustee on or prior to such due date, the date on which notice is duly given to the holders in the manner described in the notes that such monies have been so received and are available for payment.

Further Issues

Mexico may from time to time, without the consent of holders, create and issue notes having the same terms and conditions as any other outstanding notes offered pursuant to a pricing supplement in all respects, except for the issue date, issue price and, if applicable, the first payment of interest thereon; provided, however, that any such additional notes shall be issued either in a “qualified reopening” for U.S. federal income tax purposes or with no more than de minimis original issue discount for U.S. federal income tax purposes. Additional notes issued in this manner will be consolidated with, and will form a single series with, any such other outstanding notes.

Notices

Mexico will mail any notices to the holders of the notes at their registered addresses as reflected in the books and records of the trustee. Mexico will consider any mailed notice to have been given five business days after it has been sent.

All notices to holders will be published in a leading newspaper having general circulation in London and in the City of New York (which is expected to be the Financial Times and The Wall Street Journal, respectively). As long as the notes are listed on the Luxembourg Stock Exchange and the rules of the exchange require, Mexico will also publish notices in a leading newspaper with general circulation in Luxembourg and on the website of the Luxembourg Stock Exchange (www.bourse.lu). If publication in a leading newspaper in Luxembourg is not practicable, Mexico will publish such notices in a leading English language daily newspaper with general circulation in Europe. Any notice so published shall be deemed to have been given on the date of its first publication.

TAXATION

The following is a discussion of certain Mexican federal tax and U.S. federal income and estate tax considerations that may be relevant to you if you invest in the notes. This discussion is based on federal laws, rules and regulations now in effect in Mexico and on laws, regulations, rulings and decisions now in effect in the United States and, in both cases, may change. Any change could apply retroactively and could affect the continued validity of this discussion.

This discussion does not describe all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules. You should consult your tax adviser about the tax consequences of holding the notes, including the relevance to your particular situation of the considerations discussed below, as well as of state, local or other tax laws.

United States Federal Taxation

The following is a discussion of certain U.S. federal income tax considerations that may be relevant to you if you invest in notes and are a U.S. holder. You will be a U.S. holder if you are the beneficial owner of a note and you are an individual who is a citizen or resident of the United States, a U.S. domestic corporation or any other person that is subject to U.S. federal income tax on a net income basis in respect of an investment in the notes. This discussion deals only with U.S. holders that hold notes as capital assets. It does not address considerations that may be relevant to you if you are an investor that is subject to special tax rules, such as a bank, thrift, real estate investment trust, regulated investment company, insurance company, dealer in securities or currencies, trader in securities or commodities that elects mark to market treatment, person that will hold notes as a hedge against currency risk or interest rate risk or as a position in a “straddle” or conversion transaction, tax-exempt organization or a person whose “functional currency” is not the U.S. dollar. Further, it does not address the alternative minimum tax, the Medicare tax on net investment income or other aspects of U.S. federal income or state and local taxation that may be relevant to a holder in light of such holder’s particular circumstances.

This discussion is based on laws, regulations, rulings and decisions now in effect, all of which may change. Any change could apply retroactively and could affect the continued validity of this discussion.

You should consult your tax adviser about the tax consequences of holding notes, including the relevance to your particular situation of the considerations discussed below, as well as the relevance to your particular situation of state, local or other tax laws.

Payments or Accruals of Interest

Payments or accruals of “qualified stated interest” (as defined below) on a note will be taxable to you as ordinary interest income at the time that you receive or accrue such amounts in accordance with your regular method of tax accounting. If you use the cash method of tax accounting and you receive payments of interest pursuant to the terms of a note in a currency other than U.S. dollars (a “foreign currency”), the amount of interest income you will realize will be the U.S. dollar value of the foreign currency payment based on the exchange rate in effect on the date you receive the payment, regardless of whether you convert the payment into U.S. dollars. If you are an accrual-basis U.S. holder, the amount of interest income you will realize will be based on:

•	the average exchange rate in effect during the interest accrual period; or

•	the average exchange rate for the partial period within the taxable year, in the case of an interest accrual period that spans two taxable years.

Alternatively, if you are an accrual-basis U.S. holder, you may elect to translate all interest income on notes denominated in a foreign currency:

•	at the spot rate on the last day of the interest accrual period;

•	at the spot rate on the last day of the taxable year, in the case of an interest accrual period that spans more than one taxable year; or

•	at the spot rate on the date that you receive the interest payment if that date is within five business days of the end of the interest accrual period.

If you make an election to translate based on spot rates, you must apply it consistently to all debt instruments from year to year and cannot change it without the consent of the Internal Revenue Service. If you use the accrual method of accounting for tax purposes, you will recognize foreign currency gain or loss on the receipt of a foreign currency interest payment if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest income. This foreign currency gain or loss will be treated as ordinary income or loss, but generally will not be treated as an adjustment to interest income received on the note.

Special rules apply to notes that are denominated in more than one currency or in a hyperinflationary currency. Additional tax considerations relating to any such notes will be discussed in the applicable pricing supplement.

Purchase, Sale and Retirement of Notes

Initially, your tax basis in a note generally will equal the cost of the note to you. Your basis will increase by any amounts that you are required to include in income under the rules governing original issue discount and market discount, and will decrease by the amount of any amortized premium and any payments other than qualified stated interest made on the note. The rules for determining these amounts are discussed below.

If you purchase a note that is denominated in a foreign currency, the cost to you, and therefore generally your initial tax basis, will be the U.S. dollar value of the foreign currency purchase price on the date of purchase calculated at the exchange rate in effect on that date. If the foreign currency note is traded on an established securities market and you are a cash-basis taxpayer or an accrual-basis taxpayer that makes a special election, you will determine the U.S. dollar value of the cost of the note by translating the amount of the foreign currency that you paid for the note at the spot rate of exchange on the settlement date of your purchase. The amount of any subsequent adjustments to your tax basis in a note in respect of foreign currency-denominated original issue discount, market discount and premium will be determined in the manner described below. If you convert U.S. dollars into a foreign currency and then immediately use that foreign currency to purchase a note, you generally will not have any taxable gain or loss as a result of the conversion or purchase.

When you sell or exchange a note, or if a note that you hold is retired, you generally will recognize gain or loss equal to the difference between (a) the amount you realize on the transaction less any accrued qualified stated interest, which will be subject to tax in the manner described above under “—Payments or Accruals of Interest,” and (b) your tax basis in the note, determined as described above. If you sell or exchange a note for a foreign currency, or receive foreign currency on the retirement of a note, the amount you will realize for U.S. tax purposes generally will be the dollar value of the foreign currency that you receive calculated at the exchange rate in effect on the date the foreign currency note is disposed of or retired. If you dispose of a foreign currency note that is traded on an established securities market and you are a cash-basis U.S. holder or an accrual-basis holder that makes a special election, you will determine the U.S. dollar value of the amount realized by translating the amount at the spot rate of exchange on the settlement date of the sale, exchange or retirement.

If you are an accrual-basis taxpayer and make the special election discussed in the preceding two paragraphs above in respect of the purchase and sale of foreign currency notes traded on an established securities market, you must apply this method consistently to all debt instruments traded on an established securities market from year to year and cannot change your election without the consent of the Internal Revenue Service.

Except as discussed below with respect to market discount and foreign currency gain or loss, the gain or loss that you recognize on the sale, exchange or retirement of a note generally will be capital gain or loss. The gain or loss on the sale, exchange or retirement of a note will be long-term capital gain or loss if you have held the note for more than one year on the date of disposition. Net long-term capital gain recognized by an individual U.S. holder generally is subject to tax at a lower rate than ordinary income or net short-term capital gain. The ability of U.S. holders to offset capital losses against ordinary income is limited.

Despite the foregoing, the gain or loss that you recognize on the sale, exchange or retirement of a foreign currency note generally will be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in exchange rates during the period in which you held the note. This foreign currency gain or loss will not be treated as an adjustment to interest income that you receive on the note.

Original Issue Discount

A note that has a stated redemption price at maturity (as defined below) that exceeds its issue price (as defined below) by at least 0.25% of its stated redemption price at maturity multiplied by the number of full years from the issue date to the maturity date of the note is an “Original Issue Discount Note.” Mexico will inform you in the applicable pricing supplement whether a specific note constitutes an Original Issue Discount Note. For Original Issue Discount Notes, the difference between the issue price and the stated redemption price at maturity of the notes will be the “original issue discount.” The “issue price” of the notes will be the first price at which a substantial amount of the notes are sold to the public, i.e., excluding sales of notes to underwriters, placement agents, wholesalers, or similar persons. The “stated redemption price at maturity” will include all payments under the notes other than payments of qualified stated interest. The term “qualified stated interest” generally means stated interest that is unconditionally payable in cash or property (other than debt instruments issued by Mexico) at least annually during the entire term of a note at a single fixed interest rate or, subject to certain conditions, based on one or more interest indices.

If you invest in an Original Issue Discount Note, you generally will be subject to the special tax accounting rules for original issue discount obligations provided by the Internal Revenue Code and certain U.S. Treasury regulations. You should be aware that, as described in greater detail below, if you invest in an Original Issue Discount Note, you generally will be required to include original issue discount in ordinary gross income for U.S. federal income tax purposes as it accrues, although you may not yet have received the cash attributable to that income.

In general, and regardless of whether you use the cash or the accrual method of tax accounting, if you are the holder of an Original Issue Discount Note with a maturity greater than one year, you will be required to include in ordinary gross income the sum of the “daily portions” of original issue discount on that note for all days during the taxable year that you own the note. The daily portions of original issue discount on an Original Issue Discount Note are determined by allocating to each day in any accrual period a ratable portion of the original issue discount allocable to that period. Accrual periods may be any length and may vary in length over the term of an Original Issue Discount Note, so long as no accrual period is longer than one year and each scheduled payment of principal or interest occurs on the first or last day of an accrual period. If you are the initial holder of the note, the amount of original issue discount on an Original Issue Discount Note allocable to each accrual period is determined by:

1.	multiplying the “adjusted issue price” (as defined below) of the note at the beginning of the accrual period by a fraction, the numerator of which is the “annual yield to maturity” (as defined below) of the note and the denominator of which is the number of accrual periods in a year; and

2.	subtracting from that product the amount, if any, payable as qualified stated interest allocable to that accrual period.

In the case of an Original Issue Discount Note that is a floating rate note, both the annual yield to maturity and the qualified stated interest will be determined for these purposes as though the note will bear interest in all periods at a fixed rate generally equal to the rate that would be applicable to interest payments on the note on its date of issue or, in the case of some floating rate notes, the rate that reflects the yield that is reasonably expected for the note. Additional rules may apply if interest on a floating rate note is based on more than one interest index.

The “adjusted issue price” of an Original Issue Discount Note at the beginning of any accrual period will generally be the sum of (a) its original issue price, including any amounts representing pre-issuance accrued interest, and (b) the amount of original issue discount allocable to all prior accrual periods, reduced by the amount of all payments other than any qualified stated interest payments on the note in all prior accrual periods. All payments on an Original Issue Discount Note, other than qualified stated interest, will generally be viewed first as payments of previously accrued original issue discount to the extent of the previously accrued discount, with payments considered made from the earliest accrual periods first, and then as a payment of principal.

The “annual yield to maturity” of a note is the discount rate, appropriately adjusted to reflect the length of accrual periods, that causes the present value on the issue date of all payments on the note to equal the issue price. As a result of this “constant-yield” method of including original issue discount income, the amounts you will be required to include in your gross income if you invest in an Original Issue Discount Note denominated in U.S. dollars generally will be lesser in the early years and greater in the later years than amounts that would be includible on a straight-line basis.

You generally may make an irrevocable election to include in income your entire return on a note, i.e., the excess of all remaining payments to be received on the note, including payments of qualified stated interest, over the amount you paid for the note, under the constant-yield method described above. If you purchase notes at a premium or with market discount and if you make this election, you will also be deemed to have made the election to amortize premium or to accrue market discount currently on a constant-yield basis in respect of all other premium or market discount bonds that you hold. See “-Premium” and “—Market Discount” below.

In the case of an Original Issue Discount Note that is also a foreign currency note, you should determine the U.S. dollar amount includible as original issue discount for each accrual period by (a) calculating the amount of original issue discount allocable to each accrual period in the foreign currency using the constant-yield method described above and (b) translating that foreign currency amount at the average exchange rate in effect during that accrual period (or, with respect to an interest accrual period that spans two taxable years, at the average exchange rate for each partial period). Alternatively, you may translate the foreign currency amount at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year, for an accrual period that spans two taxable years) or at the spot rate of exchange on the date of receipt, if that date is within five business days of the last day of the accrual period, provided that you have made the election described above under “— Payments or Accruals of Interest.” Because exchange rates may fluctuate, if you are the holder of an Original Issue Discount Note that is also a foreign currency note, you may recognize a different amount of original issue discount income in each accrual period than would be the case if you were the holder of an otherwise similar Original Issue Discount Note denominated in U.S. dollars. Upon the receipt of an amount attributable to original issue discount, whether in connection with a payment of an amount that is not qualified stated interest or the sale or retirement of the Original Issue Discount Note, you will recognize ordinary income or loss measured by the difference between (a) the amount received, translated into U.S. dollars at the exchange rate in effect on the date of receipt or on the date of disposition of the Original Issue Discount Note, as the case may be, and (b) the amount accrued, using the exchange rate applicable to the previous accrual.

If you purchase an Original Issue Discount Note outside of the initial offering at a cost less than its remaining redemption amount, i.e., the total of all future payments to be made on the note other than payments of qualified stated interest, or if you purchase an Original Issue Discount Note in the initial offering at a price other than the note’s issue price, you generally will also be required to include in gross income the daily portions of original issue discount, calculated as described above. However, if you acquire an Original Issue Discount Note at a price greater than its adjusted issue price, you will be entitled to reduce your periodic inclusions of original issue discount to reflect the premium paid over the adjusted issue price.

Floating rate notes generally will be treated as “variable rate debt instruments” under the Original Issue Discount Regulations. Accordingly, the stated interest on a floating rate note generally will be treated as “qualified stated interest” and such a note will not have Original Issue Discount solely as a result of the fact that it provides for interest at a variable rate. If a floating rate note does not qualify as a “variable rate debt instrument,” the note will be subject to special rules that govern the tax treatment of debt obligations that provide for contingent payments. Mexico will provide a detailed description of the tax considerations relevant to U.S. holders of any such notes in the pricing supplement.

Certain Original Issue Discount Notes may be redeemed prior to maturity, either at the option of Mexico or at the option of the holder, or may have special repayment or interest rate reset features as indicated in the pricing supplement. Original Issue Discount Notes containing these features may be subject to rules that differ from the general rules discussed above. If you purchase Original Issue Discount Notes with these features, you should carefully examine the pricing supplement and consult your tax adviser about their treatment since the tax consequences of original issue discount will depend, in part, on the particular terms and features of the notes.

Short-Term Notes

The rules described above will also generally apply to short-term notes, i.e., notes with maturities of one year or less, but with some modifications.

First, the original issue discount rules treat none of the interest on a short-term note as qualified stated interest, but treat all of such interest as original issue discount. Thus, all short-term notes will be

Original Issue Discount Notes. Except as noted below, if you are a cash-basis holder of a short-term note and you do not identify the short-term note as part of a hedging transaction you will generally not be required to accrue original issue discount currently, but you will be required to treat any gain realized on a sale, exchange or retirement of the note as ordinary income to the extent such gain does not exceed the original issue discount accrued with respect to the note during the period you held the note. You may not be allowed to deduct all of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a short-term note until the maturity date of the note or its earlier disposition in a taxable transaction. However, if you are a cash-basis U.S. holder of a short-term note, you may elect to accrue original issue discount on a current basis, in which case the limitation on the deductibility of interest described above will not apply. A U.S. holder using the accrual method of tax accounting and some cash method holders, including banks, securities dealers, regulated investment companies and certain trust funds, generally will be required to include original issue discount on a short-term note in gross income on a current basis. Original issue discount will be treated as accruing for these purposes on a ratable basis or, at the election of the holder, on a constant-yield basis based on daily compounding. Second, regardless of whether you are a cash-basis or accrual-basis holder, if you are the holder of a short-term note you may elect to accrue any “acquisition discount” with respect to the note on a current basis. Acquisition discount is the excess of the remaining redemption amount of the note at the time of acquisition over the purchase price. Acquisition discount will be treated as accruing ratably or, at the election of the holder, under a constant-yield method based on daily compounding. If you elect to accrue acquisition discount, the original issue discount rules will not apply.

Finally, the market discount rules described below will not apply to short-term notes.

Premium

If you purchase a note at a cost greater than the note’s remaining redemption amount, you will be considered to have purchased the note at a premium, and you may elect to amortize the premium as an offset to interest income, using a constant-yield method, over the remaining term of the note. If you make this election, it generally will apply to all debt instruments that you hold at the time of the election, as well as any debt instruments that you subsequently acquire. In addition, you may not revoke the election without the consent of the Internal Revenue Service.

If you elect to amortize the premium, you will be required to reduce your tax basis in the note by the amount of the premium amortized during your holding period. Original Issue Discount Notes purchased at a premium will not be subject to the original issue discount rules described above. In the case of premium on a foreign currency note, you should calculate the amortization of the premium in the foreign currency. Premium amortization deductions attributable to a period reduce interest income in respect of that period, and therefore are translated into U.S. dollars at the rate that you use for interest payments in respect of that period. Exchange gain or loss will be realized with respect to amortized premium on a foreign currency note based on the difference between (a) the exchange rate computed on the date or dates the premium is amortized against interest payments on the note and (b) the exchange rate on the date the holder acquired the note. If you do not elect to amortize premium, the amount of premium will be included in your tax basis in the note. Therefore, if you do not elect to amortize premium and you hold the note to maturity, you generally will be required to treat the premium as capital loss when the note matures.

Market Discount

If you purchase a note at a price that is lower than the note’s remaining redemption amount, or in the case of an Original Issue Discount Note, the note’s adjusted issue price, by 0.25% or more of the remaining redemption amount or adjusted issue price, multiplied by the number of remaining whole years to maturity, the note will be considered to bear “market discount” in your hands. In this case, any gain that you realize on the disposition of the note generally will be treated as ordinary interest income to the extent of the market discount that accrued on the note during your holding period. In addition, you may be required to defer the deduction of a portion of the interest paid on any indebtedness that you incurred or continued to purchase or carry the note. In general, market discount will be treated as accruing ratably over the term of the note, or, at your election, under a constant-yield method. You must accrue market discount on a foreign currency note in the specified currency. The amount that you will be required to include in income in respect of accrued market discount will be the U.S. dollar value of the accrued amount, generally calculated at the exchange rate in effect on the date that you dispose of the note.

You may elect to include market discount in gross income currently as it accrues, on either a ratable or constant-yield basis, in lieu of treating a portion of any gain realized on a sale of the note as ordinary income. If you elect to include market discount on a current basis, the interest deduction deferral rule described above will not apply. If you do make such an election, it will apply to all market discount debt instruments that you acquire on or after the first day of the first taxable year to which the election applies. The election may not be revoked without the consent of the Internal Revenue Service. Any accrued market discount on a foreign currency note that is currently includible in income will be translated into U.S. dollars at the average exchange rate for the accrual period or portion of the accrual period within the holder’s taxable year.

Indexed Notes and Other Notes Providing for Contingent Payments

Special rules govern the tax treatment of debt obligations that provide for contingent payments (“contingent debt obligations”). These rules generally require accrual of interest income on a constant-yield basis in respect of contingent debt obligations at a yield determined at the time of issuance of the obligation and may require adjustments to these accruals when any contingent payments are made. The applicable pricing supplement will provide a detailed description of the tax considerations relevant to U.S. holders of any contingent debt obligations.

Information Reporting and Backup Withholding

The paying agent must file information returns with the U.S. Internal Revenue Service in connection with note payments made to certain United States persons. You will be a United States person if you are, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a domestic partnership, (iii) a domestic corporation, (iv) an estate the income of which is subject to U.S. federal income tax without regard to its source, or (v) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. If you are a United States person, you generally will not be subject to backup withholding tax on such payments if you provide your taxpayer identification number to the paying agent. You may also be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of the notes. If you are not a United States person, you may have to comply with certification procedures to establish that you are not a United States person in order to avoid information reporting and backup withholding tax requirements.

Reportable Transactions

A U.S. taxpayer that participates in a “reportable transaction” will be required to disclose its participation to the IRS. Under the relevant rules, if the debt securities are denominated in a foreign currency, a U.S. holder may be required to treat a foreign currency exchange loss from the debt securities as a reportable transaction if this loss exceeds the relevant threshold in the regulations ($50,000 in a single taxable year, if the U.S. holder is an individual or trust, or higher amounts for other non-individual U.S. holders), and to disclose its investment by filing Form 8886 with the IRS. A penalty in the amount of $10,000 in the case of a natural person and $50,000 in all other cases is generally imposed on any taxpayer that fails to timely file an information return with the IRS with respect to a transaction resulting in a loss that is treated as a reportable transaction. Prospective purchasers are urged to consult their tax advisors regarding the application of these rules.

Mexican Taxation

The following is a discussion of certain Mexican federal income tax considerations that may be relevant to holders of notes that are not residents of Mexico for tax purposes and do not hold the notes through a permanent establishment for tax purposes in Mexico. This discussion is not intended to constitute a complete analysis of the tax consequences under the Mexican federal income tax law of the purchase, ownership or disposition of the notes by non- residents of Mexico nor to include any of the tax consequences that may be applicable to residents of Mexico that purchase, own or dispose of the notes.

Under Mexico’s Income Tax Law, payments of principal and interest on the notes that Mexico makes to you will be exempt from any Mexican withholding tax if you are a foreign holder, i.e.:

•	you are not a resident of Mexico for tax purposes; and

•	you hold the notes directly and not through a permanent establishment for tax purposes in Mexico to which such principal or interest payments are attributable.

You will not be subject to capital gains taxes in Mexico on the sale or transfer of the notes if you are a foreign holder and the sale or transfer is made to another foreign holder.

There are no Mexican stamp, registration or similar taxes payable by a foreign holder in connection with the purchase, ownership or disposition of the notes. A foreign holder will not be liable for Mexican estate, gift, inheritance or similar tax with respect to the notes.

Mexico has negotiated treaties to avoid double taxation with several countries. Certain of these treaties are currently in effect and others have been signed but have yet to enter into force. Mexico does not expect that these treaties will have an effect on the tax treatment of payments of principal, premium, if any, or interest on the notes to, or sales or transfers of the notes by, foreign holders of the notes.

PLAN OF DISTRIBUTION

Distribution

Mexico may offer the notes on a continuous basis through agents that have agreed to use their reasonable best efforts to solicit orders. The terms and conditions contained in a selling agency agreement will govern these selling efforts. The agents who have entered into this agreement with Mexico are listed on page S-4.

Mexico will pay the agents a commission that will be negotiated at the time of sale. Generally, the commission will take the form of a discount and will be based on the maturity of the notes offered.

In addition to the agents listed on page S-4, Mexico may sell notes through other agents who execute the selling agency agreement. Mexico may also sell notes directly in those jurisdictions where it is authorized to do so. If Mexico sells notes directly to investors, no commission or discount will be paid. The pricing supplement for each series of notes will specify the agents and their commission.

Mexico has the right to accept orders or reject proposed purchases in whole or in part. The agents also have the right, using their reasonable discretion, to reject any proposed purchase of notes in whole or in part.

Mexico may also sell notes to agents as principal, i.e., for their own accounts. These notes may be resold in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices. The pricing supplement relating to these notes will specify the purchase price paid by the agents and, if the notes are to be resold at a fixed public offering price, the initial public offering price and the underwriting discounts and commissions. The agents, acting as principals, will generally not have to purchase the notes unless certain conditions precedent are met. These notes may be sold to other dealers. The agents and dealers may allow concessions, which will be described in the pricing supplement. After the initial public offering of the notes, the public offering price, the concession and the discount may be changed.

The notes may not have an established trading market when issued. The agents may make a market in the notes, but are not obligated to do so and may discontinue any market-making at any time without notice. Mexico cannot assure you that a secondary market will be established for any series of notes, or that any of them will be sold.

In order to facilitate the offering of the notes, the agents may engage in transactions that stabilize, maintain or affect the price of the notes. In particular, the agents may:

•	over-allot in connection with the offering, i.e., offer and apportion more of the notes than the agents have, creating a short position in the notes for their own accounts;

•	bid for and purchase notes in the open market to cover over-allotments or to stabilize the price of the notes; or

•	if the agents repurchase previously-distributed notes, reclaim selling concessions which they gave to dealers when they sold the notes.

Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The agents are not required to engage in these activities, but, if they do, they may discontinue them at any time.

Mexico may agree to reimburse the agents for certain expenses incurred in connection with the offering of the notes. The agents and their affiliates may engage in transactions with and perform services for Mexico in the ordinary course of business.

Mexico has agreed to indemnify the agents against certain liabilities, including liabilities under the U.S. Securities Act of 1933. The agents, whether acting as agent or principal, and any dealer that offers the notes, may be deemed to be an “underwriter” within the meaning of the Securities Act.

A form of pricing supplement is attached as Annex A to this prospectus supplement.

Selling Restrictions

Other than in the United States, neither Mexico nor the agents has taken any action required to permit a public offering of any notes or distribution of this prospectus supplement and the attached prospectus in any jurisdiction where action for that purpose is required. Neither Mexico nor the agents may offer or sell the notes or distribute or publish this prospectus supplement, the accompanying prospectus or any advertisement or other offering material in any jurisdiction, except in compliance with any applicable laws and regulations. The agents have represented that all offers and sales by them will be made on the same terms. Each agent and Mexico will, to the best of its knowledge and at its own expense, comply with all relevant laws, regulations and directives in each jurisdiction in which it purchases, offers, sells or delivers notes or has in its possession or distributes this prospectus supplement, the attached prospectus, any applicable pricing supplement or any other offering material.

Mexico and any agent may modify these selling restrictions following a change in any relevant law, regulation or directive. Selling restrictions may also be added to reflect the requirements of any particular currency. The pricing supplement issued for each series of notes will set out any modification or addition.

United States

Mexico will generally not register the securities that it will offer and sell outside the United States under the Securities Act. Thus, subject to certain exceptions, Mexico cannot offer, sell or deliver such securities within the United States or to U.S. persons. When Mexico offers or sells securities outside the United States, each agent or dealer will acknowledge that these securities:

•	have not been and will not be registered under the Securities Act; and

•	may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

In addition, each agent or dealer will represent and agree that:

•	it has not and will not offer or sell any of these non-SEC registered securities within the United States, except in accordance with Rule 903 of Regulation S under the Securities Act; and

•	neither it nor its affiliates nor any persons acting on its or their behalf have engaged or will engage in any directed selling efforts regarding these securities.

This paragraph uses terms defined in Regulation S under the Securities Act.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each agent has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of any series of notes which are the subject of the offering contemplated pursuant to this prospectus supplement to the public in that Relevant Member State (the “Securities”) except that it may, with effect from and including the Relevant Implementation Date, make an offer of such Securities to the public in that Relevant Member State:

(a) if the pricing supplement in relation to any offer of Securities specifies that an offer of these Securities may be made other than pursuant to Article 3(2) of the Prospectus Directive in that Relevant Member State (a “Non-Exempt Offer”), following the date of publication of a prospectus in relation to such Securities which have been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, provided that any such prospectus has subsequently been completed by the pricing supplement contemplating such Non-Exempt Offer, in accordance with the Prospectus Directive, in the period beginning and ending on the dates specified in such prospectus, and Mexico has consented in writing to its use for the purpose of that Non-Exempt Offer;

(b) at any time to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(c) at any time to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the relevant manager or managers nominated by Mexico for any such offer; or

(d) at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of the Securities referred to in (b) to (d) above shall require Mexico or any agent to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to the Securities of any series in any Relevant

Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Securities to be offered so as to enable an investor to decide to purchase or subscribe such Securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in each Relevant Member State.

This prospectus supplement has been prepared on the basis that, except to the extent sub-paragraph (ii) below may apply, any offer of notes in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive, as implemented in that Relevant Member State, from the requirement to publish a prospectus for offers of notes. Accordingly, any person making or intending to make an offer in that Relevant Member State of notes which are the subject of an offering contemplated in this prospectus supplement as completed by a pricing supplement in relation to the offer of those notes may only do so (i) in circumstances in which no obligation arises for Mexico or any agent to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive, in each case, in relation to such offer, or (ii) if a prospectus for such offer has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State and (in either case) published, all in accordance with the Prospectus Directive, provided that any such prospectus has subsequently been completed by a pricing supplement which specifies that offers may be made other than pursuant to Article 3(2) of the Prospectus Directive in that Relevant Member State and such offer is made in the period beginning and ending on the dates specified for such purpose in such prospectus or pricing supplement, as applicable, and Mexico has consented in writing to its use for the purpose of such offer. Except to the extent sub-paragraph (ii) above may apply, neither Mexico nor any agent have authorized, nor do they authorize, the making of any offer of notes in circumstances in which an obligation arises for Mexico or any agent to publish or supplement a prospectus for such offer.

The above selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

Each agent has represented and agreed, and each further agent appointed under this program will be required to represent and agree, that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to Mexico;

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom; and

(c) in relation to any notes having a maturity of less than one year, (i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell any notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the notes would otherwise constitute a contravention of section 19 of the FSMA by Mexico.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the FSMA (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any notes will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Italy

The offering of the notes has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation and, accordingly, no notes may be offered, sold or delivered, nor copies of this prospectus supplement, the accompanying prospectus, any pricing supplement or any other documents relating to the notes may be distributed in Italy except:

(a) to “qualified investors”, as referred to in Article 100 of Legislative Decree No. 58 of 24 February 1998, as amended (the “Decree No. 58”) and defined in Article 26, paragraph 1, letter d) of CONSOB Regulation No. 16190 of 29 October 2007, as amended (“Regulation No. 16190”) pursuant to Article 34-ter, paragraph 1, letter b) of CONSOB Regulation No. 11971 of 14 May 1999, as amended (“Regulation No. 11971”); or

(b) in any other circumstances where an express exemption from compliance with the offer restrictions applies, as provided under Decree No. 58 or Regulation No. 11971.

Any offer, sale or delivery of the notes or distribution of copies of this prospectus supplement, the accompanying prospectus, any pricing supplement or any other documents relating to the notes in Italy must be:

(a) made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993, as amended (the “Banking Law”), Decree No. 58 and Regulation No. 16190 and any other applicable laws and regulations;

(b) in compliance with Article 129 of the Banking Law, and the implementing guidelines of the Bank of Italy, as amended; and

(c) in compliance with any other applicable notification requirement or limitation which may be imposed, from time to time, by CONSOB or the Bank of Italy or other competent authority.

Please note that, in accordance with Article 100-bis of Decree No. 58, where no exemption from the rules on public offerings applies, the subsequent distribution of the notes on the secondary market in Italy must be made in compliance with the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971.

Hong Kong

The notes may not be offered or sold in Hong Kong by means of any document other than (a) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong) (the “CWUMPO”), or (b) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) (the “SFO”) and any rules made thereunder, or (c) in other circumstances which do not result in the document being a “prospectus” as defined in the CWUMPO, and no advertisement, invitation or document relating to the notes may be issued, or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Japan

The notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended, the “Financial Instruments and Exchange Law”) and each agent has represented and agreed that it has not offered or sold, and will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (as defined under Item 5, Paragraph 1, Article 6 of the Foreign Exchange and Foreign Trade Act (Act No. 288 of 1949, as amended)), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The Netherlands

In addition and without prejudice to the EEA selling restrictions above, zero coupon Notes in bearer form on which interest does not become due and payable during their term but only at maturity and other Notes in bearer form that qualify as savings certificates (spaarbewijzen) within the meaning of the Dutch Savings Certificates Act (Wet inzake spaarbewijzen) may be transferred or accepted only through the mediation of either the Issuer or a member of Euronext Amsterdam N.V. and with due observance of the Dutch Savings Certificates Act and its implementing regulations (including the registration requirements), provided that no such mediation is required in respect of (i) the initial issue of such Notes to the first holders thereof, (ii) any transfer and delivery by natural persons who do not act in the conduct of a profession or trade, and (iii) the issue and trading of such Notes, if such Notes are physically issued outside the Netherlands and not distributed in the Netherlands in the course of primary trading or immediately thereafter; in addition (i) certain identification requirements in relation to the issue and transfer of, and payment on, such Notes have to be complied with, (ii) any reference in publications concerning such Notes to the words “to bearer” is prohibited, (iii) so long as such Notes are not listed at Euronext Amsterdam N.V., each transaction involving a transfer of such Notes must be recorded in a transaction note, containing, at least, the name and address of the counterparty to the transaction, the nature of the transaction, and a description of the amount, registration number(s), and type of the Notes concerned, and (iv) the requirement described under (iii) must be printed on such Notes.

Each agent has acknowledged and agreed that it has not and will not make an offer of the notes to the public in the Netherlands in reliance on Article 3(2) of the Prospectus Directive unless (i) such offer is made exclusively to persons or entities which are (a) qualified investors as defined in the Prospectus Directive or (b) represented by eligible discretionary asset managers in accordance with Article 55 of the Exemption Regulation DFSA (Vrijstellingsregeling Wft), or (ii) a standard warning is used as required by Article 5:5(2) or 5:20(5) of the Dutch Financial Supervision Act (Wet op het financieel toezicht or DFSA), provided that no such offer of notes shall require Mexico or any agent to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive. For the purpose of this paragraph the expression “Prospectus Directive” means Directive 2003/71/EC as amended and implemented in Dutch law.

Notes with a maturity of less than 12 months must either (a) have a minimum denomination of EUR 100,000, or (b) be offered solely to professional market parties (professionele marktpartij) within the meaning of the DFSA and the rules promulgated thereunder.

Singapore

None of this prospectus supplement, the accompanying prospectus or any pricing supplement has been registered as a prospectus with the

Monetary Authority of Singapore. Accordingly, each agent has represented and agreed that this prospectus supplement, the accompanying prospectus, any pricing supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes has not been and will not be circulated or distributed by it nor have the notes been, nor will the notes be, offered or sold by it, or be made the subject of an invitation for subscription or purchase by it, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (however described) in that trust shall not be transferred within 6 months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA, except: (1) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person from an offer referred to in Section 275 (1A) or 276(4)(i)(B) of the SFA; (2) where no consideration is or will be given for the transfer; (3) where the transfer is by operation of law; (4) as specified in Section 276(7) of the SFA; or (5) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland

The offer and sale of the notes is made in Switzerland on the basis of a private placement, not as a public offering. This prospectus supplement is not intended to constitute an offer or solicitation to purchase or invest in the notes described herein. The notes may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this prospectus supplement nor any other offering or marketing material relating to the notes constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations, and neither this prospectus supplement nor any other offering or marketing material relating to the notes may be publicly distributed or otherwise made publicly available in Switzerland.

Mexico

The notes have not been and will not be registered with the National Securities Registry maintained by the Mexican National Banking and Securities Commission (“CNBV”), and therefore may not be offered or sold publicly in Mexico. The notes may be offered or sold to qualified and institutional investors in Mexico, pursuant to the private placement exemption set forth under Article 8 of the Mexican Securities Market Law. As required under the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the notes under the terms set forth herein. Such notice will be submitted to the CNBV to comply with the Mexican Securities Market Law, and for informational purposes only. The delivery to, and receipt by, the CNBV of such notice does not certify the solvency of Mexico, the investment quality of the notes, or that the information contained in this prospectus supplement or in the prospectus is accurate or complete. Mexico has prepared this prospectus supplement and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

Colombia

Any notes issued hereby have not been and will not be registered before the Colombian National Registry of Securities and Issuers or with any Colombian Securities Exchange or Treading System. This prospectus supplement, as completed by a pricing supplement, does not constitute and may not be used for, or in connection with, a public offering as defined under Colombian law or any marketing of the notes and shall be valid in Colombia only to the extent permitted by Colombian law. Any notes issued hereby may only be exchanged inside the Territory of the Republic of Colombia to the extent permitted by Colombian law. This prospectus supplement is for the sole and exclusive use of the addressee as a designated individual/investor, and cannot be considered as being addressed to or intended for the use of any third party, including any of such party’s shareholders, administrators or employees, or by any other third party resident in Colombia. The information contained in this prospectus supplement is provided for assistance purposes only and may not be used to market or negotiate the notes hereby issued except in compliance with the promotional or advertisement activities (as defined under Colombian law), except in compliance with the requirements of the Colombian Financial and Securities Market Regulation (Decree 2555 of 2010, Law 964 of 2005 and Organic Statute of the Financial System) as amended and restated, and decrees and regulations made thereunder. No representation or warranty is made as to the accuracy or completeness of the information contained herein. Please note that, under Colombian regulations, any offering addressed to 100 or more named individuals or companies shall be considered as a public offering, requiring prior approval of Colombia’s Financial Superintendency and listing on the Colombian Stock Exchange.

Uruguay

The sale of any series of notes issued hereby qualifies as a private placement pursuant to section 2 of Uruguayan law 18.627. Mexico represents and agrees that it has not offered or sold, and will not offer or sell, any notes to the public in Uruguay, except in circumstances which do not constitute a public offering or distribution under Uruguayan laws and regulations. The sale of any series of notes hereunder is not and will not be registered with the Central Bank of Uruguay to be publicly offered in Uruguay.

GLOSSARY

“Business Day” means any day that is not a Saturday or Sunday and that meets the following requirements, as applicable:

•

DTC book-entry notes and certificated notes denominated in U.S. dollars: it is not a legal holiday or day on which banking institutions are authorized or required by law, regulation or executive order to close in The City of New York;

•

Notes denominated in a currency other than U.S. dollars or euro: it is (a) not a day on which banking institutions are authorized or required by law, regulation or executive order to close in the principal financial center of the country issuing the applicable specified currency and (b) a day on which banking institutions in such financial center are carrying out transactions in the specified currency;

•

Euro-denominated notes: it is a day on which (a) the Trans-European Automated Real-Time Gross Settlement Express Transfer System is operating and (b) commercial banks are open for dealings in euro deposits in the London interbank market;

•

Indexed notes: it is not a day on which banking institutions are authorized or required by law, regulation or executive order to close in the place or places specified in the applicable pricing supplement; and

•	LIBOR notes: it is a London Banking Day.

“Calculation Date” means the earlier of (a) the fifteenth calendar day after the applicable interest determination date or, if this date is not a Business Day, the next Business Day and (b) the second Business Day before the relevant interest payment date or date of maturity, redemption or repayment.

“Commercial Paper Rate” means the rate determined by the calculation agent as of the applicable interest determination date as follows:

•

the money market yield (calculated as described below) of the annual rate (quoted on a bank discount basis) published in H.15(519) under the heading “Commercial paper—Nonfinancial” for commercial paper with the applicable indexed maturity;

•

if the rate described above is not published in H.15(519) by 3:00 p.m., New York City time, on the Calculation Date, the Commercial Paper Rate will be the rate published in H.15 Daily Update for the interest determination date under the heading “Commercial paper—Nonfinancial” for commercial paper with the applicable indexed maturity;

•

if neither of the rates described above is published by 3:00 p.m., New York City time, on the Calculation Date, then the calculation agent will select, with Mexico’s approval, three leading dealers of commercial paper in The City of New York to provide quotations of their offered annual rates, as of approximately 11:00 a.m., New York City time, on the interest determination date, for commercial paper with the applicable index maturity placed for an industrial company whose bond rating is “AA” or the equivalent from a nationally recognized rating agency; the Commercial Paper Rate will be the money market yield of the arithmetic mean of these rates;

•	if fewer than three dealers provide quotations as described above, the Commercial Paper Rate will be the Commercial Paper Rate in effect on the interest determination date.

The money market yield of the rate or average of rates set forth above will be a yield, expressed as a percentage, calculated in accordance with the following formula:

where “D” refers to the applicable annual rate for commercial paper quoted on a bank discount basis and expressed as a decimal, and “M” refers to the actual number of days in the interest period for which interest is being calculated.

“EURIBOR” means the rate determined by the calculation agent on the applicable interest determination date as follows:

•	the offered rate (or if more than one such rate appears, the arithmetic mean of the offered rates) for deposits in euro with the applicable index maturity beginning on the second Business Day after the interest determination date as it appears on the “EURIBOR01” page of the Reuters Monitor Money Rates Service (or a replacement or successor page or service) at approximately 11:00 a.m., Brussels time, on the interest determination date;

•

if the rate described above is not available, the calculation agent will select, with Mexico’s approval, four major banks in the Euro-zone interbank market to provide, at approximately 11:00 a.m., Brussels time, on the interest determination date, quotations of their offered rates to prime banks in the Euro-zone interbank market for deposits in euro with the applicable index maturity in an amount of at least €1,000,000 and that is representative of a single transaction in the market for delivery on the interest reset date. If the calculation agent receives at least two of these quotations, then EURIBOR will be their arithmetic mean;

•

if fewer than two banks provide quotations as described above, the calculation agent will select, with Mexico’s approval, three major banks in the Euro-zone interbank market to provide, at approximately 11:00 a.m., Brussels time, on the interest determination date, quotations for their offered rates for loans in euro to leading European banks with the applicable index maturity and a principal amount of at least €1,000,000 and that is representative of a single transaction in the market for delivery on the interest reset date. If the calculation agent receives at least three of these quotations, EURIBOR will be the arithmetic mean of these rates;

•	if fewer than three banks provide quotations as described above, EURIBOR will be EURIBOR in effect on the interest determination date.

“European Monetary and Economic Union” means the Union formed by the 11 participating member states which introduced the single European currency known as the euro on January 1, 1999.

“Euro-zone” means the region comprised of participating member states of the European Union that have adopted the euro as its legal currency in accordance with the Treaty of Rome of March 25, 1957, as amended by the Single European Act of 1986 and the Treaty on European Union, signed in Maastricht, the Netherlands, on February 1, 1992.

“Federal Funds Rate” means the rate determined by the calculation agent as of the applicable interest determination date as follows:

•	the rate for overnight federal funds as it is published in H.15(519) under the heading “Federal funds (effective)”;

•

if the rate described above is not published by 3:00 p.m., New York City time, on the Calculation Date, then the Federal Funds Rate will be the rate as published in H.15 Daily Update for the interest determination date under the heading “Federal funds (effective)”;

•

if neither of the rates described above is published by 3:00 p.m., New York City time, on the Calculation Date, then the calculation agent will select, with Mexico’s approval, three leading brokers of federal funds transactions in The City of New York to provide quotations of their rates, at approximately 9:00 a.m., New York City time, on the interest determination date, for the last transaction that they arranged of not less than U.S. $5,000,000 in overnight federal funds; the Federal Funds Rate will be the arithmetic mean of these rates;

•	if fewer than three brokers provide quotations as described above, the Federal Funds Rate will be the Federal Funds Rate in effect on the interest determination date.

“H.15 Daily Update” means the “Statistical Release H.15 Daily Update, Selected Interest Rates” or any successor publication of the Board of Governors of the Federal Reserve System, currently available on the world wide web at: http://www.federalreserve.gov/releases/h15/update/.

“H.15(519)” means the “Statistical Release H.15(519), Selected Interest Rates” or any successor publication of the Board of Governors of the Federal Reserve System, currently available on the world wide web at: http://www.federalreserve.gov/releases/h15/.

“LIBOR” means either of the following rates determined by the calculation agent on the applicable interest determination date as follows:

•

the offered rate (or if more than one such rate appears, the arithmetical mean of such offered rates) for deposits in U.S. dollars with the applicable index maturity beginning on the second London Banking Day after the interest determination date as it appears on the “LIBOR01” page of the Reuters Monitor Money Rates Service (or a replacement or successor page or service) (the “Reuters Screen LIBO Page”) at approximately 11:00 a.m., London time, on the interest determination date;

•

if the rate described above is not available, the calculation agent will select, with Mexico’s approval, four major banks in the London interbank market to provide, at approximately 11:00 a.m., London time, on the interest determination date, quotations of their offered rates to prime banks in the London interbank market for deposits in U.S. dollars with the applicable index maturity in an amount of at least U.S. $1,000,000 and that is representative of a single transaction in the market for delivery on the second London Banking Day after the interest determination date. If the calculation agent receives at least two of these quotations, then LIBOR will be their arithmetic mean;

•

if fewer than two banks provide quotations as described above, the calculation agent will select, with Mexico’s approval, three major banks in The City of New York to provide, at approximately 11:00 a.m., New York City time, on the interest determination date, quotations for their offered rates for loans in U.S. dollars to leading European banks with the applicable index maturity and a principal amount of at least U.S. $1,000,000 and that is representative of a single transaction in the market for delivery on the second London Banking Day after the interest determination date. If the calculation agent receives at least three of these quotations, LIBOR will be the arithmetic mean of these rates;

•	if fewer than three banks provide quotations as described above, LIBOR will be LIBOR in effect on the interest determination date.

“London Banking Day” means a day on which commercial banks are open for dealings in U.S. dollar deposits in the London interbank market.

[FORM OF PRICING SUPPLEMENT]

PRICING SUPPLEMENT

(To prospectus dated         , 2015 and

prospectus supplement dated          , 2015)

United Mexican States

U.S. $110,000,000,000 Global Medium-Term Notes, Series A

Due Nine Months or More from Date of Issue

[TITLE OF ISSUE]

The notes will mature on [MATURITY DATE].

[Mexico will pay interest on the notes on [     and     ] of each year, commencing on [            ]]. [Mexico may redeem the notes in whole or in part before maturity, at par plus the Make-Whole Amount and accrued interest, as described herein.] [The notes will not be redeemable before maturity.] The notes will not be entitled to the benefit of any sinking fund.

The notes will be issued under an indenture, each issuance of which constitutes a separate series under said indenture. The indenture contains provisions regarding future modifications to the terms of the notes that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to November 10, 2014. Under these provisions, which are described beginning on page 8 of the accompanying prospectus dated             , 2015, Mexico may amend the payment provisions of the notes and other reserved matters listed in the indenture with the consent of the holders of: (1) with respect to a single series of notes, more than 75% of the aggregate principal amount of the outstanding notes of such series; (2) with respect to two or more series of notes, if certain “uniformly applicable” requirements are met, more than 75% of the aggregate principal amount of the outstanding notes of all series affected by the proposed modification, taken in the aggregate; or (3) with respect to two or more series of notes, more than 66 2/3% of the aggregate principal amount of the outstanding notes of all series affected by the proposed modification, taken in the aggregate, and more than 50% of the aggregate principal amount of the outstanding notes of each series affected by the proposed modification, taken individually.

Mexico will apply to list the notes on the Luxembourg Stock Exchange and to have the notes admitted to trading on the Euro MTF market of the Luxembourg Stock Exchange.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined whether this pricing supplement or the related prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes have not been and will not be registered with the National Securities Registry maintained by the Mexican National Banking and Securities Commission (“CNBV”), and therefore may not be offered or sold publicly in Mexico. The notes may be offered or sold to qualified and institutional investors in Mexico, pursuant to the private placement exemption set forth under Article 8 of the Mexican Securities Market Law. As required under the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the notes under the terms set forth herein. Such notice will be submitted to the CNBV to comply with the Mexican Securities Market Law, and for informational purposes only. The delivery to, and receipt by, the CNBV of such notice does not certify the solvency of Mexico, the investment quality of the notes, or that the information contained in this pricing supplement, the prospectus supplement or the prospectus is accurate or complete. Mexico has prepared this pricing supplement and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

	Price to Public(1)		Discounts and Commissions		Proceeds, before expenses, to Mexico(1)
Per Note	[	]%	[	]%	[	]%
Total	[	]	[	]	[	]

(1)	Plus accrued interest, if any, from [DATE].

[PURCHASERS] expect to deliver the notes to investors on or about [CLOSING DATE].

[PURCHASERS]

[DATE]

Mexico is a foreign sovereign state. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against Mexico. See “Risk Factors” in the accompanying prospectus supplement.

ABOUT THIS PRICING SUPPLEMENT

This pricing supplement supplements the accompanying prospectus supplement dated         , 2015, relating to Mexico’s U.S. $110,000,000,000 Global Medium-Term Note Program and the accompanying prospectus dated         , 2015, relating to Mexico’s debt securities and warrants. If the information in this pricing supplement differs from the information contained in the prospectus supplement or the prospectus, you should rely on the information in this pricing supplement.

You should read this pricing supplement along with the accompanying prospectus supplement and prospectus. All three documents contain information you should consider when making your investment decision. You should rely only on the information provided or incorporated by reference in this pricing supplement, the prospectus and the prospectus supplement. Mexico has not authorized anyone else to provide you with different information. Mexico and the purchasers are offering to sell the notes and seeking offers to buy the notes only in jurisdictions where it is lawful to do so. The information contained in this pricing supplement and the accompanying prospectus supplement and prospectus is current only as of its date.

Mexico is furnishing this pricing supplement, the prospectus supplement and the prospectus solely for use by prospective investors in connection with their consideration of a purchase of the notes. Mexico confirms that:

•	the information contained in this pricing supplement and the accompanying prospectus supplement and prospectus is true and correct in all material respects and is not misleading;

•	it has not omitted other facts the omission of which makes this pricing supplement and the accompanying prospectus supplement and prospectus as a whole misleading; and

•	it accepts responsibility for the information it has provided in this pricing supplement and the accompanying prospectus supplement and prospectus.

USE OF PROCEEDS

The net proceeds to Mexico from the sale of the notes will be approximately [AMOUNT], after the deduction of the underwriting discount and Mexico’s share of the expenses in connection with the sale of the notes, which are estimated to be approximately [AMOUNT]. [Specify use of proceeds, if different from prospectus.]

DESCRIPTION OF THE NOTES

Mexico will issue the notes under an indenture, dated as of              between Mexico and             , as trustee. The indenture, as it may be amended from time to time, is referred to herein as the “indenture.” The information contained in this section and in the prospectus supplement and the prospectus summarizes some of the terms of the notes and the indenture. This summary does not contain all of the information that may be important to you as a potential investor in the notes. You should read the indenture and the form of the notes before making your investment decision. Mexico has filed or will file copies of these documents with the SEC and will also file copies of these documents at the offices of the trustee.

Aggregate Principal Amount:	[ ]

Issue Price:	[ ]%

Issue Date:	[ ]

Maturity Date:	[ ]

Specified Currency:	[ ]

Authorized Denominations:	[ ]

Form:	[ ]

Interest Rate:	[Floating/[ ]% per annum]

Interest Payment Dates:	[ ]

Regular Record Dates:	[ ]

Floating Rate Notes:

Base Rate:	Commercial Paper Rate

	Federal Funds Rate	LIBOR

	EURIBOR	Other

Index Maturity:	[ ]

Initial Interest Rate:	[ ]

Spread (+/-) or Spread Multiplier:	[ ]

Interest Reset Dates:	[ ]
Interest Determination Dates:	[ ]

Maximum Interest Rate:	[Specify] [None; provided, however, that in no event will the interest rate be higher than the maximum rate permitted by New York law, as modified by United States law of general application]

Minimum Interest Rate:	[ ]

Optional Redemption:	Yes	No

Fixed Redemption Price:	Yes	No

[If yes, specify price and Initial Redemption Date]

[Initial Redemption Date:]	[ ]

Make-Whole Redemption:	Yes	No

Optional Repayment:	Yes	No

Indexed Note:	Yes	No

Foreign Currency Note:	Yes	No

Purchasers:	[ ]

Purchase Price:	[ ]%

Method of Payment:	[ ]

Listing:	[Application has been made to list the notes on the Luxembourg Stock Exchange]

Trading:	[Euro MTF]

Securities Codes:

CUSIP:	[ ]

ISIN:	[ ]

Common Code:	[ ]

Trustee:	[ ]

[Paying Agent:	]

[Calculation Agent:	]

[Exchange Rate Agent:	]

[Transfer Agent	]

Further Issues:	Mexico may from time to time, without the consent of holders, create and issue notes having the same terms and conditions as any other outstanding notes offered pursuant to this pricing supplement in all respects, except for the issue date, issue price and, if applicable, the first payment of interest thereon; provided, however, that any such additional notes shall be issued either in a “qualified reopening” for U.S. federal income tax purposes or with no more than de minimis original issue discount for U.S. federal income tax purposes. Additional notes issued in this manner will be consolidated with, and will form a single series with, any such other outstanding notes.

Governing Law:	New York; provided, however, that all matters governing Mexico’s authorization and execution of the indenture and the notes will be governed by and construed in accordance with the law of Mexico. Notwithstanding any authorization or any reserved matter modification, all matters related to the consent of holders and to modifications of the indenture or the notes will always be governed by and construed in accordance with the law of the State of New York.

Additional Provisions:	The notes will contain provisions regarding future modifications to their terms that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to November 10, 2014. Those provisions are described beginning on page 8 of the accompanying prospectus dated , 2015.

Further Information:	[ ]

UNITED MEXICAN STATES—RECENT DEVELOPMENTS

The information included in this section supplements the information about Mexico corresponding to the headings below that is incorporated by reference in the accompanying prospectus dated         , 2015.

To the extent that the information included in this section differs from the information incorporated by reference in the prospectus, you should rely on the information in this section.

[Add any additional disclosure, if applicable.]

PLAN OF DISTRIBUTION

[Describe distribution arrangements and any additional selling restrictions.]

PROSPECTUS

United Mexican States

Debt Securities

and

Warrants

Mexico may from time to time offer and sell its securities in amounts, at prices and on terms to be determined at the time of sale and provided in supplements to this prospectus. Mexico may sell securities having an aggregate initial offering price of up to U.S. $2,690,410,547 in the United States. The securities will be direct, general and unconditional public external indebtedness of Mexico.

The debt securities will contain “collective action clauses,” unless otherwise indicated in the applicable prospectus supplement. Under these provisions, which differ from the terms of Mexico’s public external indebtedness issued prior to November 10, 2014, Mexico may amend the payment provisions of the debt securities and other reserved matters listed in the indenture with the consent of the holders of: (1) with respect to a single series of debt securities, more than 75% of the aggregate principal amount of the outstanding debt securities of such series; (2) with respect to two or more series of debt securities, if certain “uniformly applicable” requirements are met, more than 75% of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate; or (3) with respect to two or more series of debt securities, more than 66 2/3% of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate, and more than 50% of the aggregate principal amount of the outstanding debt securities of each series affected by the proposed modification, taken individually.

Mexico may sell the securities directly, through agents designated from time to time or through underwriters. The names of any agents or underwriters will be provided in the applicable prospectus supplement.

You should read this prospectus and any supplements carefully. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference in them is accurate as of any date other than the date on the front of these documents.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

THE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED WITH THE NATIONAL SECURITIES REGISTRY MAINTAINED BY THE MEXICAN NATIONAL BANKING AND SECURITIES COMMISSION (“CNBV”), AND THEREFORE MAY NOT BE OFFERED OR SOLD PUBLICLY IN MEXICO. THE SECURITIES MAY BE OFFERED OR SOLD TO QUALIFIED AND INSTITUTIONAL INVESTORS IN MEXICO, PURSUANT TO THE PRIVATE PLACEMENT EXEMPTION SET FORTH UNDER ARTICLE 8 OF THE MEXICAN SECURITIES MARKET LAW. AS REQUIRED UNDER THE MEXICAN SECURITIES MARKET LAW, MEXICO WILL GIVE NOTICE TO THE CNBV OF THE OFFERING OF THE SECURITIES UNDER THE TERMS SET FORTH HEREIN. SUCH NOTICE WILL BE SUBMITTED TO THE CNBV TO COMPLY WITH THE MEXICAN SECURITIES MARKET LAW, AND FOR INFORMATIONAL PURPOSES ONLY. THE DELIVERY TO, AND RECEIPT BY, THE CNBV OF SUCH NOTICE DOES NOT CERTIFY THE SOLVENCY OF MEXICO, THE INVESTMENT QUALITY OF THE SECURITIES, OR THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS OR IN ANY PROSPECTUS SUPPLEMENT IS ACCURATE OR COMPLETE. MEXICO HAS PREPARED THIS PROSPECTUS AND IS SOLELY RESPONSIBLE FOR ITS CONTENT, AND THE CNBV HAS NOT REVIEWED OR AUTHORIZED SUCH CONTENT.

            , 2015

ABOUT THIS PROSPECTUS

This prospectus provides you with a general description of the securities Mexico may offer. Each time Mexico sells securities, it will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If the information in this prospectus differs from any prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and the accompanying prospectus supplement together with additional information described below under the heading “Where You Can Find More Information.”

FORWARD-LOOKING STATEMENTS

The following documents relating to Mexico’s debt securities or warrants may contain forward-looking statements:

•	this prospectus;

•	any prospectus supplement;

•	any pricing supplement to a prospectus supplement; and

•	the documents incorporated by reference in this prospectus and any prospectus supplement or pricing supplement.

Statements that are not historical facts, including statements about Mexico’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Mexico undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. Mexico cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward- looking statement. Such factors include, but are not limited to:

•

Adverse external factors, such as high international interest rates, low oil prices and recession or low growth in Mexico’s trading partners. High international interest rates could increase Mexico’s expenditures, low oil prices could decrease the Mexican Government’s revenues and recession or low growth in Mexico’s main trading partners could lead to fewer exports. A combination of these factors could negatively affect Mexico’s current account.

•

Instability or volatility in the international financial markets. This could lead to domestic volatility, making it more complicated for the Mexican Government to achieve its macroeconomic goals. This could also lead to declines in foreign investment inflows, portfolio investment in particular.

•

Adverse domestic factors, such as domestic inflation, high domestic interest rates, exchange rate volatility and political uncertainty. Each of these could lead to lower growth in Mexico, declines in foreign direct and portfolio investment and potentially lower international reserves.

DATA DISSEMINATION

Mexico is a subscriber to the International Monetary Fund’s Special Data Dissemination Standard, or SDDS, which is designed to improve the timeliness and quality of information of subscribing member countries. The SDDS requires subscribing member countries to provide schedules indicating, in advance, the date on which data will be released on the so-called “Advance Release Calendar.” For Mexico, precise dates or “no-later-than-dates” for the release of data under the SDDS are disseminated three months in advance through the Advance Release Calendar, which is published on the Internet under the International Monetary Fund’s Dissemination Standards Bulletin Board. Summary methodologies of all metadata to enhance transparency of statistical compilation are also provided on the Internet under the International Monetary Fund’s Dissemination Standards Bulletin Board. The SDDS’s Internet website is located at: http://dsbb.imf.org/Pages/SDDS/CtyCtgList.aspx?ctycode=MEX, which is included herein as an inactive textual reference, and such information is not incorporated by reference herein.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement, Mexico will use the net proceeds from the sale of securities for the general purposes of the

Mexican Government, including the refinancing, repurchase or retirement of its domestic and external indebtedness.

DESCRIPTION OF THE SECURITIES

Debt Securities

Mexico will issue the debt securities under an indenture between Mexico and the financial institution named therein, as trustee. Mexico has filed or will file the indenture (which may be amended from time to time) and the forms of debt securities with the SEC. The following description summarizes some of the terms of the debt securities and the indenture. This summary does not contain all of the information that may be important to you as a potential investor in the securities. You should read the indenture, the prospectus supplement and the forms of debt securities before making your investment decision.

General

The prospectus supplement relating to any series of debt securities offered will include specific terms relating to the debt securities of that series. These terms will include some or all of the following:

•	the title;

•	any limit on the aggregate principal amount;

•	the issue price;

•	the maturity date or dates;

•

if the debt securities will bear interest, the interest rate, which may be fixed or floating, the date from which interest will accrue, the interest payment dates and the record dates for these interest payment dates;

•	the form of debt security (global or certificated and registered);

•	any mandatory or optional sinking fund provisions;

•	any provisions that allow Mexico to redeem the debt securities at its option;

•	any provisions that entitle the holders to repayment at their option;

•	the currency in which the debt securities are denominated and the currency in which Mexico will make payments;

•	the authorized denominations;
•	a description of any index Mexico will use to determine the amount of principal or any premium or interest payments; and

•	any other terms that do not conflict with the provisions of the indenture.

Mexico may issue debt securities in exchange for other debt securities or that are convertible into new debt securities. The specific terms of the exchange or conversion of any debt security and the debt security for which it will be exchangeable or to which it will be converted will be described in the prospectus supplement relating to the exchangeable or convertible debt security.

Mexico may issue debt securities at a discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates. Mexico may also issue debt securities that have floating rates of interest but are exchangeable for fixed rate debt securities. Mexico will describe the U.S. federal income tax consequences and other relevant considerations in the prospectus supplements for these offerings.

Mexico is not required to issue all of its debt securities under the indenture and this prospectus, but instead may issue debt securities other than those described in this prospectus under other indentures and documentation. That documentation may contain different terms from those included in the indenture and described in this prospectus.

Status

The debt securities will constitute direct, general, unconditional and unsubordinated public external indebtedness of Mexico for which the full faith and credit of Mexico is pledged. The debt securities rank and will rank without any preference among themselves and equally with all other unsubordinated public external indebtedness of Mexico. It is understood that this provision shall not be construed so as to require Mexico to make payments under the debt securities ratably with payments being made under any other public external indebtedness.

Payment of Principal and Interest

Mexico will arrange for payments to be made on global debt securities by wire transfer to the applicable clearing system, or to its nominee or common depositary, as the registered owner of the debt securities, which will receive the funds for distribution to the holders. See “—Global Securities” below.

Mexico will arrange for payments to be made on registered certificated debt securities on the specified payment dates to the registered holders of the debt securities. Mexico will arrange for such payments by wire transfer or by check mailed to the holders at their registered addresses.

If any money that Mexico pays to the trustee or any paying agent to make payments on any debt securities is not claimed at the end of two years after the applicable payment was due and payable, then the money will be repaid to Mexico on Mexico’s written request. Mexico will hold such unclaimed money in trust for the relevant holders of those debt securities. After any such repayment, neither the trustee nor any paying agent will be liable for the payment. However, Mexico’s obligations to make payments on the debt securities as they become due will not be affected until the expiration of the prescription period, if any, specified in the debt securities (see “—Limitations on Claims” below).

Form and Denominations

Unless otherwise provided in the applicable prospectus supplement, Mexico will issue debt securities:

•	denominated in U.S. dollars;

•	in fully registered book-entry form;

•	without coupons; and

•	in denominations of U.S. $2,000 and integral multiples of U.S. $1,000.

Redemption, Repurchase and Early Repayment

Unless otherwise provided in the applicable prospectus supplement, the debt securities will not be redeemable before maturity at the option of Mexico or repayable before maturity at the option of the holder. Nevertheless, Mexico may at any time repurchase the debt securities at any price in the open market or otherwise. Mexico may hold or resell debt securities it purchases or may surrender them to the trustee for cancellation.

Negative Pledge

Mexico has agreed that as long as any of the debt securities remain outstanding, it will not create or permit to exist any security interest on its present or future revenues or assets to secure its public external indebtedness, unless the debt securities are given an equivalent security interest.

A “security interest” is a lien, pledge, mortgage, encumbrance or other preferential right granted to any person or entity over Mexico’s revenues or assets.

“Public external indebtedness” means any indebtedness that:

•

is a payment obligation or contingent liability payable in any currency other than Mexican currency, except indebtedness originally issued or incurred in Mexico. Indebtedness is issued or incurred in Mexico where settlement occurs in Mexico; and

•

arises from bonds, debentures, notes or other securities that (a) are or were intended at the time they were issued to be quoted, listed or traded on any securities exchange or other securities market and (b) have an original maturity of more than one year or are combined with a commitment so that the maturity may be extended at Mexico’s option to a period of more than one year. Securities eligible for resale pursuant to Rule 144A under the U.S. Securities Act of 1933, or the Securities Act, are considered tradeable on a securities market for purposes of clause (a).

However, Mexico’s agreement to restrict security interests to secure its public external indebtedness does not apply to:

•	security interests created before December 3, 1993;

•

security interests securing public external indebtedness incurred in connection with a project financing, as long as the security interest is limited to the assets or revenues of the project being financed. “Project financing” means any financing of all or part of the acquisition, construction or development costs of any project where the provider of the financing (a) agrees to limit its recourse to the project and the revenues of the project as the principal source of repayment and (b) has received a feasibility study prepared by competent independent experts on the basis of which it is reasonable to conclude that the project will generate sufficient foreign currency income to service substantially all public external indebtedness incurred in connection with the project;

•

security interests securing public external indebtedness that (a) is issued by Mexico in exchange for debt of Mexican public sector bodies (other than Mexico), and (b) does not exceed an aggregate outstanding principal amount of U.S. $29 billion or its equivalent; and

•	security interests securing public external indebtedness that Mexico has incurred to finance or refinance the purchase of assets, if the security interests are limited to such assets.

Default and Acceleration of Maturity

Each of the following is an event of default under any series of debt securities:

•	Mexico fails to pay any principal, premium, if any, or interest on any debt security of that series within 30 days after payment is due;

•

Mexico fails to perform any other obligation under the debt securities of that series and does not cure that failure within 30 days after Mexico receives written notice from the trustee or holders of at least 25% in aggregate principal amount of the outstanding debt securities requiring Mexico to remedy the failure;

•

Mexico’s creditors accelerate an aggregate principal amount of more than U.S. $10,000,000 (or its equivalent in any other currency) of Mexico’s public external indebtedness because of an event of default resulting from Mexico’s failure to pay principal or interest on that public external indebtedness when due;

•

Mexico fails to make any payment on any of its public external indebtedness in an aggregate principal amount of more than U.S. $10,000,000 (or its equivalent in any other currency) when due and does not cure that failure within 30 days after Mexico receives written notice from the trustee or holders of at least 25% in aggregate principal amount of the outstanding debt securities requiring Mexico to remedy the failure; or

•	Mexico declares a moratorium on the payment of principal of or interest on its public external indebtedness.

If any of the events of default described above occurs and is continuing, holders of at least 25% of the aggregate principal amount of the debt securities of the series then outstanding may declare all the debt securities of that series to be due and payable immediately by giving written notice to Mexico, with a copy to the trustee.

Holders holding debt securities representing in the aggregate more than 50% of the principal amount of the then-outstanding debt securities of that series may waive any existing defaults and their consequences on behalf of the holders of all of the debt securities of that series if:

•

following the declaration that the principal of the debt securities of that series has become due and payable immediately, Mexico deposits with the trustee a sum sufficient to pay all outstanding amounts then due on those debt securities (other than principal due by virtue of the acceleration upon the event of default) together with interest on such amounts through the date of the deposit as well as the reasonable fees and compensation of the holders that declared those notes due and payable, the trustee and their respective agents, attorneys and counsel; and

•	all events of default (other than non-payment of principal that became due by virtue of the acceleration upon the event of default) have been remedied.

Suits for Enforcement and Limitations on Suits by Holders

If an event of default for a series has occurred and is continuing, the trustee may, in its discretion, institute judicial action to enforce the rights of the holders of that series. With the exception of a suit to enforce the absolute right of a holder to receive payment of the principal of and interest on debt securities on the stated maturity date therefor (as that date may be amended or modified pursuant to the terms of the debt securities, but without giving effect to any acceleration), a holder has no right to bring a suit, action or proceeding with respect to the debt securities of a series unless: (1) such holder has given written notice to the trustee that a default with respect to that series has occurred and is continuing; (2) holders of at least 25% of the aggregate principal amount outstanding of that series have instructed the trustee by specific written request to institute an action or proceeding and provided an indemnity satisfactory to the trustee; and (3) 60 days have passed since the trustee received the instruction, the trustee has failed to institute an action or proceeding as directed and no direction inconsistent with such written request shall have been given to the trustee by a majority of holders of that series. Moreover, any such action commenced by a holder must be for the equal, ratable and common benefit of all holders of debt securities of that series.

Meetings, Amendments and Waivers — Collective Action

Mexico may call a meeting of the holders of debt securities of a series at any time regarding the indenture or the debt securities of the series. Mexico will determine the time and place of the meeting. Mexico will notify the holders of the time, place and purpose of the meeting not less than 30 and not more than 60 days before the meeting.

In addition, Mexico or the trustee will call a meeting of holders of debt securities of a series if the holders of at least 10% in principal amount of all debt securities of the series then outstanding have delivered a written request to Mexico or the trustee (with a copy to Mexico) setting out the purpose of the meeting. Within 10 days of receipt of such written request or copy thereof, Mexico will notify the trustee and the trustee will notify the holders of the time, place and purpose of the meeting called by the holders, to take place not less than 30 and not more than 60 days after the date on which such notification is given.

Only holders and their proxies are entitled to vote at a meeting of holders. Mexico will set the procedures governing the conduct of the meeting and if additional procedures are required, Mexico will consult with the trustee to establish such procedures as are customary in the market.

Modifications may also be approved by holders of debt securities of a series pursuant to written action with the consent of the requisite percentage of debt securities of such series. The trustee will solicit the consent of the relevant holders to the modification not less than 10 and not more than 30 days before the expiration date for the receipt of such consents as specified by the trustee.

The holders may generally approve any proposal by Mexico to modify the indenture or the terms of the debt securities of a series with the affirmative vote (if approved at a meeting of the holders) or consent (if approved by written action) of holders of more than 50% of the outstanding principal amount of the debt securities of that series.

However, holders may approve, by vote or consent through one of three modification methods, any proposed modification by Mexico that would do any of the following (such subjects referred to as “reserved matters”):

•	change the date on which any amount is payable on the debt securities;

•	reduce the principal amount (other than in accordance with the express terms of the debt securities and the indenture) of the debt securities;

•	reduce the interest rate on the debt securities;

•	change the method used to calculate any amount payable on the debt securities (other than in accordance with the express terms of the debt securities and the indenture);

•	change the currency or place of payment of any amount payable on the debt securities;

•	modify Mexico’s obligation to make any payments on the debt securities (including any redemption price therefor);

•	change the identity of the obligor under the debt securities;

•	change the definition of “outstanding debt securities” or the percentage of affirmative votes or written consents, as the case may be, required to make a “reserved matter modification”;

•	change the definition of “uniformly applicable” or “reserved matter modification”;

•

authorize the trustee, on behalf of all holders of the debt securities, to exchange or substitute all the debt securities for, or convert all the debt securities into, other obligations or securities of Mexico or any other person; or

•	change the legal ranking, governing law, submission to jurisdiction or waiver of immunities provisions of the terms of the debt securities.

A change to a reserved matter, including the payment terms of the debt securities, can be made without your consent, as long as the change is approved, pursuant to one of the three following modification methods, by vote or consent by:

•	the holders of more than 75% of the aggregate principal amount of the outstanding debt securities of a series affected by the proposed modification;

•

where such proposed modification would affect the outstanding debt securities of two or more series, the holders of more than 75% of the aggregate principal amount of the outstanding debt securities of all of the series affected by the proposed modification, taken in the aggregate, if certain “uniformly applicable” requirements are met; or

•

where such proposed modification would affect the outstanding debt securities of two or more series, whether or not the “uniformly applicable” requirements are met, the holders of more than 66 2/3% of the aggregate principal amount of the outstanding debt securities of all of the series affected by the proposed modification, taken in the aggregate, and the holders of more than 50% of the aggregate principal amount of the outstanding debt securities of each series affected by the modification, taken individually.

“Uniformly applicable,” as referred to above, means a modification by which holders of debt securities of any series affected by that modification are invited to exchange, convert or substitute their debt securities on the same terms for (x) the same new instruments or other consideration or (y) new instruments or other consideration from an identical menu of instruments or other consideration. It is understood that a modification will not be considered to be uniformly applicable if each exchanging, converting or substituting holder of debt securities of any series affected by that modification is not offered the same amount of consideration per amount of principal, the same amount of consideration per amount of interest accrued but unpaid and the same amount of consideration per amount of past due interest, respectively, as that offered to each other exchanging, converting or substituting holder of debt securities of any series affected by that modification (or, where a menu of instruments or other consideration is offered, each exchanging, converting or substituting holder of debt securities of any series affected by that modification is not offered the same amount of consideration per amount of principal, the same amount of consideration per amount of interest accrued but unpaid and the same amount of consideration per amount of past due interest, respectively, as that offered to each other exchanging, converting or substituting holder of debt securities of any series affected by that modification electing the same option under such menu of instruments).

Mexico may select, in its discretion, any modification method for a reserved matter modification in accordance with the indenture and to designate which series of debt securities will be included for approval in the aggregate of modifications affecting two or more series of debt securities. Any selection of a modification method or designation of series to be included will be final for the purpose of that vote or consent solicitation. If any one or more series of debt securities issued under the indenture prior to June 1, 2015 are included in a proposed modification affecting two or more series of debt securities under the indenture that seeks holder approval pursuant to a single aggregated vote, that modification will be uniformly applicable (as described above) to all such series, regardless of when they were issued.

Before soliciting any consent or vote of any holder of debt securities for any change to a reserved matter, Mexico will provide the following information to the trustee for distribution to the holders of debt securities of any series that would be affected by the proposed modification:

•

a description of Mexico’s economic and financial circumstances that are in Mexico’s opinion relevant to the request for the proposed modification, a description of Mexico’s existing debts and description of its broad policy reform program and provisional macroeconomic outlook;

•

if Mexico shall at the time have entered into an arrangement for financial assistance with multilateral and/or other major creditors or creditor groups and/or an agreement with any such creditors regarding debt relief, (x) a description of any such arrangement or agreement and (y) where permitted under the information disclosure policies of the multilateral or other creditors, as applicable, a copy of the arrangement or agreement;

•	a description of Mexico’s proposed treatment of external debt instruments that are not affected by the proposed modification and its intentions with respect to any other major creditor groups; and

•	if Mexico is then seeking any reserved matter modification affecting any other series of debt securities, a description of that proposed modification.

For purposes of determining whether the required percentage of holders of the debt securities of a series has approved any amendment, modification or change to, or waiver of, the debt securities or the indenture, or whether the required percentage of holders has delivered a notice of acceleration of the debt securities of that series, debt securities held by Mexico or any public sector instrumentality of Mexico or by a corporation, trust or other legal entity that is controlled by Mexico or a public sector instrumentality will be disregarded and deemed not to be outstanding and may not be counted in a vote or consent solicitation for or against a proposed modification, if on the record date for the proposed modification or other action or instruction hereunder, the debt security is held by Mexico or by a public sector instrumentality, or by a corporation, trust or other legal entity that is controlled by Mexico or a public sector instrumentality, except that (x) debt securities held by Mexico or any public sector instrumentality of Mexico or by a corporation, trust or other legal entity that is controlled by Mexico or a public sector instrumentality which have been pledged in good faith may be regarded as outstanding if the pledgee establishes to the satisfaction of the trustee the pledgee’s right so to act with respect to such debt securities and that the pledgee is not Mexico or a public sector instrumentality, and in case of a dispute concerning such right, the advice of counsel shall be full protection in respect of any decision made by the trustee in accordance with such advice and any certificate, statement or opinion of counsel may be based, insofar as it relates to factual matters or information which is in the possession of the trustee, upon the certificate, statement or opinion of or representations by the trustee; and (y) in determining whether the trustee will be protected in relying upon any such action or instructions hereunder, or any notice from holders, only debt securities that a responsible officer of the trustee knows to be so owned or controlled will be so disregarded.

As used in the preceding paragraph, “public sector instrumentality” means any department, secretary, ministry or agency of Mexico, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests, by contract or otherwise, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of that legal entity.

Other Amendments

Mexico and the trustee may, without the vote or consent of any holder of debt securities of a series, amend the indenture or the debt securities of the series for the purpose of:

•	adding to Mexico’s covenants for the benefit of the holders;

•	surrendering any of Mexico’s rights or powers with respect to the debt securities of that series;

•	securing the debt securities of that series;

•	curing any ambiguity or curing, correcting or supplementing any defective provision in the debt securities of that series or the indenture;

•

amending the debt securities of that series or the indenture in any manner that Mexico and the trustee may determine and that does not materially adversely affect the interests of any holders of the debt securities of that series; or

•	correcting, in the opinion of the trustee, a manifest error of a formal, minor or technical nature.

Warrants

If Mexico issues warrants, it will describe their specific terms in a prospectus supplement. If any warrants are registered with the SEC, Mexico will file a warrant agreement and form of warrant with the SEC. The following description briefly summarizes some of the general terms that apply to warrants. You should read the applicable prospectus supplement, warrant agreement and form of warrant before making your investment decision.

Mexico may issue the warrants separately or together with any debt securities. All warrants will be issued under a warrant agreement between Mexico and a bank or trust company, as warrant agent. The applicable prospectus supplement will include some or all of the following specific terms relating to the warrants:

•	the initial offering price;

•	the currency you must use to purchase the warrants;

•	the title and terms of the debt securities or other consideration that you will receive on exercise of the warrants;

•	the principal amount of debt securities or amount of other consideration that you will receive on exercise of the warrants;

•	the exercise price or ratio;

•	the procedures of, and conditions to, exercise of the warrants;

•	the date or dates on which you must exercise the warrants;

•	whether and under what conditions Mexico may cancel the warrants;

•	the title and terms of any debt securities issued with the warrants and the amount of debt securities issued with each warrant;

•	the date, if any, on and after which the warrants and any debt securities issued with the warrants will trade separately;

•	the form of the warrants (global or certificated and registered), whether they will be exchangeable between such forms and, if registered, where they may be transferred and exchanged;

•	the identity of the warrant agent;

•	any special U.S. federal income tax considerations; and

•	any other terms of the warrants.

Global Securities

The DTC, Euroclear and Clearstream, Luxembourg are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither Mexico nor the trustee will be responsible for DTC’s, Euroclear’s or Clearstream, Luxembourg’s performance of their obligations under their rules and procedures. Additionally, neither Mexico nor the trustee will be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

Mexico may issue debt securities or warrants in the form of one or more global securities, the ownership and transfer of which are recorded in computerized book-entry accounts, eliminating the need for physical movement of securities. Mexico refers to the intangible securities represented by a global security as “book-entry” securities.

When Mexico issues book-entry securities, it will deposit the applicable global security with a clearing system. The global security will be either registered in the name of the clearing system or its nominee or common depositary. Unless a global security is exchanged for certificated securities, as discussed below under “—Certificated Securities,” it may not be transferred, except among the clearing system, its nominees or common depositaries and their successors. Clearing systems include the DTC in the United States and Euroclear and Clearstream, Luxembourg in Europe.

Clearing systems process the clearance and settlement of book-entry securities for their direct participants. A “direct participant” is a bank or financial institution that has an account with a clearing system. The clearing systems act only on behalf of their direct participants, who in turn act on behalf of indirect participants. An “indirect participant” is a bank or financial institution that gains access to a clearing system by clearing through or maintaining a relationship with a direct participant.

Euroclear and Clearstream, Luxembourg are connected to each other by a direct link and participate in DTC through their New York depositaries, which act as links between the clearing systems. These arrangements permit you to hold book-entry securities through participants in any of these systems, subject to applicable securities laws.

Ownership of Book-Entry Securities

If you wish to purchase book-entry securities, you must either be a direct participant or make your purchase through a direct or indirect participant. Investors who purchase book-entry securities will hold them in an account at the bank or financial institution acting as their direct or indirect participant. Holding securities in this way is called holding in “street name.”

When you hold securities in street name, you must rely on the procedures of the institutions through which you hold your securities to exercise any of the rights granted to holders. This is because the legal obligations of Mexico and the trustee run only to the registered owner of the global security, which will be the clearing system or its nominee or common depositary. For example, once Mexico and the trustee make a payment to the registered holder of a global security, they will no longer be liable for the payment, even if you do not receive it. In practice, the clearing systems will pass along any payments or notices they receive from Mexico to their participants, which will pass along the payments to you. In addition, if you desire to take any action which a holder of the global security is entitled to take, then the clearing system would authorize the participant through which you hold your book-entry securities to take such action, and the participant would then either authorize you to take the action or would act for you on your instructions. The transactions between you, the participants and the clearing systems will be governed by customer agreements, customary practices and applicable laws and regulations, and not by any legal obligation of Mexico or the trustee.

As an owner of book-entry securities represented by a global security, you will also be subject to the following restrictions:

•

you will not be entitled to (a) receive physical delivery of the securities in certificated form or (b) have any of the securities registered in your name, except under the circumstances described below under “—Certificated Securities”;

•	you may not be able to transfer or sell your securities to some insurance companies and other institutions that are required by law to own their securities in certificated form; and

•	you may not be able to pledge your securities in circumstances where certificates must be physically delivered to the creditor or the beneficiary of the pledge in order for the pledge to be effective.

Cross-Market Transfer, Clearance and Settlement of Book-Entry Securities

The following description reflects Mexico’s understanding of the current rules and procedures of DTC, Euroclear and Clearstream, Luxembourg relating to cross-market trades in book-entry securities where Euroclear and Clearstream, Luxembourg hold securities through their respective depositaries at DTC. These systems could change their rules and procedures at any time, and Mexico takes no responsibility for their actions or the accuracy of this description.

It is important for you to establish at the time of the trade where both the purchaser’s and seller’s accounts are located to ensure that settlement can be made on the desired value date, i.e., the date specified by the purchaser and seller on which the price of the securities is fixed.

When book-entry securities are to be transferred from a DTC seller to a Euroclear or Clearstream, Luxembourg purchaser, the purchaser must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day before the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its New York depositary to receive the securities and make payment for them. On the settlement date, the New York depositary will make payment to the DTC participant through which the seller holds its securities, which will make payment to the seller, and the securities will be credited to the New York depositary’s account. After settlement has been completed, Euroclear or Clearstream, Luxembourg will credit the securities to the account of the participant through which the purchaser is acting. This securities credit will appear the next day European time after the settlement date, but will be back- valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date, the securities credit and cash debit will instead be valued at the actual settlement date.

A participant in Euroclear or Clearstream, Luxembourg, acting for the account of a purchaser of book- entry securities, will need to make funds available to Euroclear or Clearstream, Luxembourg in order to pay for the securities on the value date. The most direct way of doing this is for the participant to preposition funds, i.e., have funds in place at Euroclear or Clearstream, Luxembourg before the value date, either from cash on hand or existing lines of credit. The participant may require the purchaser to follow these same procedures.

When book-entry securities are to be transferred from a Euroclear or Clearstream, Luxembourg seller to a DTC purchaser, the seller must first send instructions to and preposition the securities with Euroclear or Clearstream, Luxembourg through a participant at least one business day before the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its New York depositary to credit the book-entry securities to the account of the DTC participant through which the purchaser is acting and to receive payment in exchange. The payment will be credited to the account of the Euroclear or Clearstream, Luxembourg participant through which the seller is acting on the following day, but the receipt of the cash proceeds will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date, the receipt of the cash proceeds and securities debit will instead be valued at the actual settlement date.

Certificated Securities

Mexico will only issue securities in certificated form in exchange for book-entry securities represented by a global security if:

•

the depositary notifies Mexico that it is unwilling or unable to continue as depositary, is ineligible to act as depositary or ceases to be a clearing agency registered under the U.S. Securities Exchange Act of 1934 and Mexico does not appoint a successor depositary or clearing agency within 90 days;

•

the trustee has instituted or has been directed to institute any judicial proceeding to enforce the rights of the holders under the debt securities and has been advised by its legal counsel that it should obtain possession of the securities for the proceeding; or

•	Mexico elects not to have the securities of a series represented by a global security or securities.

If a physical or certificated security becomes mutilated, defaced, apparently destroyed, lost or stolen, Mexico may execute, and the trustee shall authenticate and deliver, a substitute security in replacement. In each case, the affected holder will be required to furnish to Mexico and to the trustee an indemnity under which it will agree to pay Mexico, the trustee and any of their respective agents for any losses that they may suffer relating to the security that was mutilated, defaced, apparently destroyed, lost or stolen. Mexico and the trustee may also require that the affected holder present other documents or proof. The affected holder may be required to pay all taxes, expenses and reasonable charges associated with the replacement of the mutilated, defaced, apparently destroyed, lost or stolen security.

If Mexico issues certificated securities, a holder of certificated securities may exchange them for securities of a different authorized denomination by submitting the certificated securities, together with a written request for an exchange, at the office of the trustee as specified in the indenture in New York City, or at the office of any paying agent. In addition, the holder of any certificated security may transfer it in whole or in part by surrendering it at any of such offices together with an executed instrument of transfer.

Mexico will not charge the holders for the costs and expenses associated with the exchange, transfer or registration of transfer of certificated securities. Mexico may, however, charge the holders for certain delivery expenses as well as any applicable stamp duty, tax or other governmental or insurance charges. The trustee may reject any request for an exchange or registration of transfer of any security made within 15 days of the date for any payment or principal of, or premium or interest on the securities.

Trustee

The indenture establishes the obligations and duties of the trustee, the right to indemnification of the trustee and the liability and responsibility, including limitations, for actions that the trustee takes. The trustee is entitled to enter into business transactions with Mexico or any of its affiliates without accounting for any profit resulting from these transactions.

Paying Agent; Transfer Agents; Registrar

Mexico may appoint paying agents, transfer agents and a registrar with respect to each series of debt securities, which will be listed at the back of the relevant prospectus supplement. Mexico may at any time appoint other paying agents, transfer agents and registrars with respect to a series. Mexico, however, will at all times maintain a principal paying agent in a United States city and a registrar in New York City for each series until the securities of that series are paid. Mexico will provide prompt notice of termination, appointment or change in the office of any paying agent, transfer agent or registrar acting in connection with any series of securities.

Limitation on Claims

To the extent permitted by law, claims against Mexico for the payment of principal of, or interest or other amounts due on, the debt securities (including additional amounts) will become void unless made within five years of the date on which that payment first became due.

Jurisdiction, Consent to Service, Enforcement of Judgments and Immunities from Attachment

Mexico is a sovereign government. Thus, it may be difficult for you to obtain or enforce judgments against Mexico in U.S. courts or in Mexico. Mexico will appoint its Consul General in New York as its authorized agent for service of process in any action based on the securities or the indenture which a holder may institute in any state or federal court in the Borough of Manhattan, The City of New York. Mexico and the trustee have irrevocably submitted to the jurisdiction of these courts in any action or proceeding arising out of or based on the indenture or the debt securities of any series (unless otherwise specified in the authorization of the applicable series), and Mexico has waived any objection which it may have to the venue of these courts and any right to which it may be entitled on account of place of residence or domicile. Mexico has also waived any immunity from the jurisdiction of these courts to which it might be entitled (including sovereign immunity and immunity from pre-judgment attachment, post-judgment attachment and execution) in any action based upon the securities or the indenture. You may also institute an action against Mexico based on the securities in any competent court in Mexico.

Nevertheless, Mexico may still plead sovereign immunity under the U.S. Foreign Sovereign Immunities Act of 1976 in actions brought against it under U.S. federal securities laws or any state securities laws, and its submission to jurisdiction, appointment of the Consul General as its agent for service of process and waiver of immunity do not include these actions. Without Mexico’s waiver of immunity regarding these actions, you will not be able to obtain a judgment in a U.S. court against Mexico unless the court determines that Mexico is not entitled to sovereign immunity under the U.S. Foreign Sovereign Immunities Act of 1976. In addition, execution on Mexico’s property in the United States to enforce a judgment may not be possible except under the limited circumstances specified in the U.S. Foreign Sovereign Immunities Act of 1976.

Even if you are able to obtain a judgment against Mexico in the United States or in Mexico, you might not be able to enforce it in Mexico. Under Article 4 of the Federal Code of Civil Procedure of Mexico, Mexican courts may not order attachment before judgment or attachment in aid of execution against any of the property of Mexico.

Indemnification for Foreign Exchange Rate Fluctuations

Mexico’s obligation to any holder under the securities that has obtained a court judgment affecting those securities will be discharged only to the extent that the holder may purchase the currency in which the securities are denominated, referred to as the “agreement currency,” with the judgment currency. If the holder cannot purchase the agreement currency in the amount originally to be paid, Mexico agrees to pay the difference. The holder, however, agrees to reimburse Mexico for the excess if the amount of the agreement currency purchased exceeds the amount originally to be paid to the holder. If Mexico is in default of its obligations under the securities, however, the holder will not be obligated to reimburse Mexico for any excess.

Governing Law

The indenture and the securities are governed by and construed in accordance with the law of the State of New York unless otherwise specified in any series of debt securities, provided, however that all matters governing Mexico’s authorization and execution of the indenture and the securities will be governed by and construed in accordance with the law of Mexico. Notwithstanding any reserved matter modification, all matters related to the consent of holders and to modifications of the indenture or the debt securities will always be governed by and construed in accordance with the law of the State of New York.

PLAN OF DISTRIBUTION

Terms of Sale

Mexico will describe the terms of a particular offering of securities in the applicable prospectus supplement, including the following:

•	the name or names of any underwriters or agents;

•	the purchase price of the securities;

•	the proceeds to Mexico from the sale;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any agents’ commissions;

•	any initial public offering price of the securities;

•	any concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which such securities may be listed.

Mexico may agree to indemnify any agents and underwriters against certain liabilities, including liabilities under the Securities Act. The agents and underwriters may also be entitled to contribution from Mexico for payments they make relating to these liabilities. Agents and underwriters may engage in transactions with or perform services for Mexico in the ordinary course of business.

The securities have not been and will not be registered with the National Securities Registry maintained by the Mexican National Banking and Securities Commission (“CNBV”), and therefore may not be offered or sold publicly in Mexico. The securities may be offered or sold to qualified and institutional investors in Mexico, pursuant to the private placement exemption set forth under Article 8 of the Mexican Securities Market Law. As required under the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the securities under the terms set forth herein. Such notice will be submitted to the CNBV to comply with the Mexican Securities Market Law, and for informational purposes only. The delivery to, and receipt by, the CNBV of such notice does not certify the solvency of Mexico, the investment quality of the securities, or that the information contained in this prospectus or in any prospectus supplement is accurate or complete. Mexico has prepared this prospectus and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

Method of Sale

Mexico may sell the securities in any of three ways:

•	through underwriters or dealers;

•	directly to one or more purchasers; or

•	through agents.

If Mexico uses underwriters or dealers in a sale, they will acquire the securities for their own account and may resell them in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Mexico may offer the securities to the public either through underwriting syndicates represented by managing underwriters or directly through underwriters. The obligations of the underwriters to purchase a particular offering of securities may be subject to conditions. The underwriters may change the initial public offering price or any concessions allowed or reallowed or paid to dealers.

Mexico may also sell the securities directly or through agents. Any agent will generally act on a reasonable best efforts basis for the period of its appointment.

Mexico may authorize agents, underwriters or dealers to solicit offers by certain institutions to purchase a particular offering of securities at the public offering price using delayed delivery contracts. These contracts provide for payment and delivery on a specified date in the future. The applicable prospectus supplement will describe the commission payable for solicitation and the terms and conditions of these contracts.

Mexico may offer the securities to holders of other securities of Mexico as consideration for Mexico’s purchase or exchange of the other securities. Mexico may conduct such an offer either (a) through a publicly announced tender or exchange offer for the other securities or (b) through privately negotiated transactions. This type of offer may be in addition to sales of the same securities using the methods discussed above.

Non-U.S. Offerings

Mexico will generally not register the securities that it will offer and sell outside the United States under the Securities Act. Thus, subject to certain exceptions, Mexico cannot offer, sell or deliver such securities within the United States or to U.S. persons. When Mexico offers or sells securities outside the United States, each underwriter or dealer will acknowledge that the securities:

•	have not been and will not be registered under the Securities Act; and

•	may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

Each underwriter or dealer will agree that:

•	it has not offered or sold, and will not offer or sell, any of these non-SEC-registered securities within the United States, except pursuant to Rule 903 of Regulation S under the Securities Act; and

•	neither it nor its affiliates nor any persons acting on its or their behalf have engaged or will engage in any directed selling efforts regarding these securities.

OFFICIAL STATEMENTS

Mexico has included the information in this prospectus, including in the documents incorporated by reference, whose source is identified as a publication of Mexico or one of its agencies or instrumentalities in reliance on the authority of the publication as a public official document. All other information that Mexico has provided in this prospectus and in the related registration statement is included as a public official statement made on the authority of Alejandro Díaz de León Carrillo, Deputy Undersecretary for Public Credit of the Ministry of Finance and Public Credit of Mexico, or his successor.

VALIDITY OF THE SECURITIES

The following persons, whose addresses will appear on the inside back cover of the applicable prospectus supplement or pricing supplement, will give opinions regarding the validity of the securities:

•	For Mexico:

•

as to all matters of Mexican law, the Fiscal Attorney of the Federation or the Deputy Federal Fiscal Attorney for Financial Affairs of Mexico or the Deputy Director General of Legal Procedures of Credit of the Ministry of Finance and Public Credit; and

•	as to all matters of U.S. law, Cleary Gottlieb Steen & Hamilton LLP, U.S. counsel to Mexico.

•	For the underwriters, if any:

•	as to all matters of U.S. law, Sullivan & Cromwell LLP, or any other U.S. counsel to the underwriters named in the applicable prospectus supplement; and

•	as to all matters of Mexican law, Ritch, Mueller, Heather y Nicolau, S.C., or any other Mexican counsel to the underwriters named in the applicable prospectus supplement.

As to all matters of Mexican law:

•

Cleary Gottlieb Steen & Hamilton LLP may rely on the opinion of the Fiscal Attorney of the Federation or the Deputy Federal Fiscal Attorney for Financial Affairs of Mexico or the Deputy Director General of Legal Procedures of Credit of the Ministry of Finance and Public Credit; and

•

Sullivan & Cromwell LLP, or any other U.S. counsel to the underwriters, may rely on the opinions of the Fiscal Attorney of the Federation or the Deputy Federal Fiscal Attorney for Financial Affairs of Mexico or the Deputy Director General of Legal Procedures of Credit of the Ministry of Finance and Public Credit and Ritch, Mueller, Heather y Nicolau, S.C., or any other Mexican counsel to the underwriters.

As to all matters of U.S. law:

•	the Fiscal Attorney of the Federation or the Deputy Federal Fiscal Attorney for Financial
Affairs of Mexico or the Deputy Director General of Legal Procedures of Credit of the Ministry of Finance and Public Credit may rely on the opinion of Cleary Gottlieb Steen & Hamilton LLP; and

•	Ritch, Mueller, Heather y Nicolau, S.C., or any other Mexican counsel to the underwriters, may rely on the opinion of Sullivan & Cromwell LLP, or any other U.S. counsel to the underwriters.

The Deputy Federal Fiscal Attorney for Financial Affairs of Mexico has given an opinion concerning all statements in this prospectus relating to matters of Mexican law, and Mexico has made such statements in reliance on the authority of the Deputy Federal Fiscal Attorney for Financial Affairs of Mexico.

AUTHORIZED REPRESENTATIVE

The Authorized Representative of Mexico in the United States is Donald J. Puglisi, Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement that Mexico filed with the U.S. Securities and Exchange Commission using a shelf registration process. This prospectus does not contain all of the information provided in the registration statement. For further information, you should refer to the registration statement.

Mexico files annual reports and other information with the SEC relating to the securities. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. You may also read and copy these documents at the SEC’s public reference room in Washington, D.C.:

100 F Street, N.E.

Washington, D.C. 20002

Please call the SEC at 1-800-SEC-0330 for further information. In addition, any filings we make electronically with the SEC will be available to the public over the Internet at the SEC’s website at: www.sec.gov

The SEC allows Mexico to incorporate by reference some information that Mexico files with the SEC. Incorporated documents are considered part of this prospectus. Mexico can disclose important information to you by referring you to those documents. Information that Mexico later files with the SEC will update and supersede this incorporated information. The following documents are incorporated by reference in this prospectus and any accompanying prospectus supplement:

•	Mexico’s Annual Report on Form 18-K for the year ended 2013 (the “Annual Report”), as filed with the SEC on November 5, 2014, SEC file number 333-03610; and

•	each subsequent Annual Report on Form 18-K and any amendment on Form 18-K/A filed on or after the date of this prospectus and before all of the securities are sold.

Any person receiving a copy of this prospectus may obtain, without charge and upon request, a copy of any of the above documents, including any exhibits that are incorporated by reference in them. Requests for such documents should be directed to:

Secretaría de Hacienda y Crédito Público

Unidad de Crédito Público

Insurgentes Sur 1971

Torre III, Piso 7

Colonia Guadalupe Inn

México, D.F. 01020

Telephone: 52-55-3688-1410

As long as any of the securities remain outstanding and are listed on the Luxembourg Stock Exchange and admitted to trading on the Euro MTF market of the Luxembourg Stock Exchange, you may also obtain, free of charge, copies of Mexico’s Annual Report on Form 18-K, each Amendment to the Annual Report on Form 18-K/A incorporated by reference herein, this prospectus and any prospectus supplement or pricing supplement at the office of the Luxembourg listing agent for the securities.

As long as any of the securities remain outstanding and are listed on the Luxembourg Stock Exchange, if there is a material change to the terms and conditions of the securities or in the economic affairs of Mexico that is not reflected in any of the documents relating to the securities, Mexico will amend the applicable prospectus supplement relating to the securities or incorporate new or updated documents in the manner discussed above.

UNITED MEXICAN STATES

Secretaría de Hacienda y Crédito Público

Insurgentes Sur 1971

Torre III, Piso 7

Colonia Guadalupe Inn

México, D.F. 01020

TRUSTEE

REGISTRAR, TRANSFER AGENT AND

PRINCIPAL PAYING AGENT

LUXEMBOURG LISTING AGENT

LEGAL ADVISORS TO MEXICO

As to United States Law Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006	As to Mexican Law Fiscal Attorney of the Federation Ministry of Finance and Public Credit Insurgentes Sur 795 Piso 12, Colonia Nápoles México, D.F. 03810

LEGAL ADVISORS TO THE MANAGERS

As to United States Law Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004	As to Mexican Law Ritch, Mueller, Heather y Nicolau, S.C. Boulevard Manuel Ávila Camacho No. 24 Torre del Bosque, Piso 20 Colonia Lomas de Chapultepec México, D.F. 11002

PART II

(Items (11), (13) and (14) of Schedule B of the Securities Act of 1933)

1. The following are the estimated expenses of the issuance and distribution of the securities being registered:

Registration fee	U.S. $	232,400
Printer expenses		40,000
Trustee fees and expenses		110,000
Legal fees and expenses		800,000

Total	U.S. $	1,182,400

2. Mexico hereby agrees to furnish copies of the opinion or opinions of the Fiscal Attorney of the Federation of Mexico or the Deputy Federal Fiscal Attorney of the Federation for Financial Affairs of Mexico in connection with any issue of debt securities and/or warrants under this registration statement in post-effective amendments to this registration statement or in any report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement.

UNDERTAKINGS

Mexico hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

provided, however, that Mexico shall not be required to file a post-effective amendment otherwise required by clause (i) or clause (ii) above if the information required to be included in a post-effective amendment is contained in any report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement.

(b) That, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities covered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as a part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by Mexico pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(e) That, for purposes of determining any liability under the Securities Act of 1933, each filing of Mexico’s annual report on Form 18-K or amendments thereto under the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

CONTENTS

This registration statement comprises:

I.	The facing sheet.

II.	The following exhibits:

A.	Form of Selling Agency Agreement (filed as an exhibit to Amendment No. 1 to the United Mexican States Annual Report on Form 18-K for its Fiscal Year ended December 31, 2013 and incorporated by reference herein).

B.	Form of Underwriting Agreement (to be filed by post-effective amendment or in a report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement).

C.	Fiscal Agency Agreement, dated as of September 1, 1992, between the United Mexican States and Citibank, N.A., and Form of Amendment No. 1 thereto, dated as of November 28, 1995 (filed as an exhibit to registration statement no. 333-99518 and incorporated by reference herein).

D.	Form of Amendment No. 2 to Fiscal Agency Agreement, dated as of March 3, 2003 (filed as an exhibit to Amendment No. 5 to the United Mexican States Annual Report on Form 18-K for its Fiscal Year ended December 31, 2001 and incorporated by reference herein).

E.	Form of Authorization Certificate, pursuant to Section 1(b) of the Fiscal Agency Agreement, including certain forms of Medium-Term Notes (filed as an exhibit to registration statement no. 333-151501 and incorporated by reference herein).

F.	Amended and Restated Indenture, dated as of June 1, 2015, between the United Mexican States and Deutsche Bank Trust Company Americas.

G.	Form of Warrant Agreement (to be filed by post-effective amendment or in a report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement).

H	Form of Warrant (to be filed by post-effective amendment or in a report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement).

I.	Exchange Rate Agency Agreement, dated as of April 15, 2015, between the United Mexican States and Deutsche Bank Trust Company Americas (filed as an exhibit to Amendment No. 9 to the United Mexican States Annual Report on Form 18-K for its Fiscal Year ended December 31, 2013 and incorporated by reference herein).

J.	Calculation Agency Agreement, dated as of April 24, 2015, between the United Mexican States and Deutsche Bank Trust Company Americas.

K.	Opinion of the Deputy Federal Fiscal Attorney for Financial Affairs of the Ministry of Finance and Public Credit of the United Mexican States with respect to Medium-Term Notes.

L.	Opinion of Cleary Gottlieb Steen & Hamilton LLP.

M.	Consent of Alejandro Díaz de León Carrillo, Deputy Undersecretary for Public Credit of the Ministry of Finance and Public Credit of the United Mexican States (included on page II-4).

N.	Consent of Cleary Gottlieb Steen & Hamilton LLP (included on page 4 of Exhibit L hereto).

SIGNATURE PAGE

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant, the United Mexican States, has duly caused this registration statement or amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mexico, Federal District, Mexico on the 1st day of June, 2015.

By:	* /s/ ALEJANDRO DÍAZ DE LEÓN CARRILLO
Alejandro Díaz de León Carrillo
Deputy Undersecretary for Public Credit of the Ministry of Finance and Public Credit of the United Mexican States

*	Consent is hereby given to the use of his name in connection with the information specified in this registration statement or amendment to registration statement under the caption “Official Statements” in the prospectus contained hereunder.

SIGNATURE OF AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of the Registrant, has signed this registration statement or amendment to registration statement in the City of Newark, Delaware, on the 1st day of June, 2015.

By:	/s/ DONALD J. PUGLISI
Donald J. Puglisi
Authorized Representative

INDEX TO EXHIBITS

Exhibits		Sequential page number

A.	Form of Selling Agency Agreement (filed as an exhibit to Amendment No. 1 to the United Mexican States Annual Report on Form 18-K for its Fiscal Year ended December 31, 2013 and incorporated by reference herein).

B.	Form of Underwriting Agreement (to be filed by post-effective amendment or in a report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement).

C.	Fiscal Agency Agreement, dated as of September 1, 1992, between the United Mexican States and Citibank, N.A., and Form of Amendment No. 1 thereto, dated as of November 28, 1995 (filed as an exhibit to registration statement no. 333-99518 and incorporated by reference herein).

D.	Form of Amendment No. 2 to Fiscal Agency Agreement, dated as of March 3, 2003 (filed as an exhibit to Amendment No. 5 to the United Mexican States Annual Report on Form 18 K for its Fiscal Year ended December 31, 2001 and incorporated by reference herein).

E.	Form of Authorization Certificate, pursuant to Section 1(b) of the Fiscal Agency Agreement, including certain forms of Medium-Term Notes (filed as an exhibit to registration statement no. 333-151501 and incorporated by reference herein).

F.	Amended and Restated Indenture, dated as of June 1, 2015, between the United Mexican States and Deutsche Bank Trust Company Americas.

G.	Form of Warrant Agreement (to be filed by post-effective amendment or in a report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement).

H.	Form of Warrant (to be filed by post-effective amendment or in a report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement).

I.	Exchange Rate Agency Agreement, dated as of April 15, 2015, between the United Mexican States and Deutsche Bank Trust Company Americas (filed as an exhibit to Amendment No. 9 to the United Mexican States Annual Report on Form 18-K for its Fiscal Year ended December 31, 2013 and incorporated by reference herein).

J.	Calculation Agency Agreement, dated as of April 24, 2015, between the United Mexican States and Deutsche Bank Trust Company Americas.

K.	Opinion of the Deputy Federal Fiscal Attorney for Financial Affairs of the Ministry of Finance and Public Credit of the United Mexican States with respect to Medium-Term Notes.

L.	Opinion of Cleary Gottlieb Steen & Hamilton LLP.

M.	Consent of Alejandro Díaz de León Carrillo, Deputy Undersecretary for Public Credit of the Ministry of Finance and Public Credit of the United Mexican States (included on page II-4).

N.	Consent of Cleary Gottlieb Steen & Hamilton LLP (included on page 4 of Exhibit L hereto).